UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ANPULO FOOD, INC.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation)	Classification Code Number)	Number)

Hangkong Road, Xiangfeng Town,
Laifeng County, Hubei 445700, China

+86 (718) 628 8576
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies of communications to:
Gregg E. Jaclin, Esq.
Szaferman, Lakind, Blumstein & Blader, P.C.
101 Grovers Mill Road, Suite 200,
Lawrenceville, NJ 08648
Tel: (609) 275 0400
Fax: (609) 557 0969

Andrew Swapp, Esq.
Codan Trust Company (B.V.I.)
Commerce House, Wickhams Cay 1,
P.O. Box 3140, Road Town,
Tortola, British Virgin Islands, VG 1110
+ 1 (441) 296 4544
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Ordinary Shares, par value $0.001 per share	15,500,000	$0.20	$3,100,000	$399.28

(1) In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of additional ordinary shares that may be issued and resold resulting from share splits, share dividends or similar transactions.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a). The proposed maximum offering price per share is based on the price for the common shares of registrant’s sole operating entity and wholly-owned subsidiary as there is currently no public market price for the registrant’s ordinary shares. The last private sales price is determined by the price at which the common shares of registrant’s sole operating entity and wholly-owned subsidiary was sold in a private equity-for-debt transaction completed on October 21, 2013, prior to the share exchange transaction where the common shares of registrant’s sole operating entity and wholly-owned subsidiary were subsequently exchanged for the registrant’s ordinary shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act or until the registration statement shall become effective on such date as the commission, acting pursuant to such section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION	DATED OCTOBER 30, 2013

Anpulo Food, Inc.

15,500,000 Ordinary shares

This prospectus relates to the resale by the selling shareholders named in this prospectus of up to 15,500,000 ordinary shares, par value $0.001 per share.

Our ordinary shares are presently not traded on any market or securities exchange and there is currently no public trading market for our shares. We intend to apply for quotation of our ordinary shares on the Over the Counter Bulletin Board (the “OTC Bulletin Board”).  There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority (“FINRA”), nor can there be any assurance that such an application for quotation will be approved.  In the absence of a trading market or an active trading market, investors may be unable to liquidate their investment or make any profit from the investment. There can be no assurance that an active trading market will develop, or if an active market does develop, that it will continue.

The selling shareholders will offer and sell our ordinary shares at a price as negotiated in private transactions until a public market emerges for our ordinary shares and, thereafter, at prevailing market prices.

We will not receive any of the proceeds from the sale of the ordinary shares by the selling shareholders. We have agreed to pay all of the registration expenses incurred in connection with the registration of the ordinary shares, but we will not pay any of the selling commissions, brokerage fees and related expenses.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and as such, may elect to comply with certain reduced public company reporting requirements for future filings. However, we have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), and this election is irrevocable. Please refer to more discussions under “Prospectus Summary” beginning on page 4 and “Risk Factors” beginning on page 8 of how and when we may lose emerging growth company status and the various exemptions that are available to us.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 8 to read about factors you should consider before investing in our ordinary shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is: October 30, 2013

You should rely only on the information contained in this prospectus that we authorize to be distributed to you.  We have not authorized any other person to provide you with information different from that contained in this prospectus that we authorize to be distributed to you.  This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

Third Party Data

This prospectus contains estimates and other information concerning our industry, which are based on industry publications, surveys and forecasts, including those generated by us. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Please contact us if you have any specific questions. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.”

PROSPECTUS SUMMARY

This summary highlights select information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in our ordinary shares.  You should carefully read the entire prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the “Financial Statements,” before making an investment decision.

In this prospectus, the terms “Anpulo,” “Company,” “we,” “us,” and “our,” refer to Anpulo Food, Inc., and its wholly-owned subsidiary Anpulo International Limited, a holding company formed in Hong Kong (“Anpulo HK”), Anpulo HK’s wholly-owned subsidiary Guangxiang Investment Consulting Co., Ltd., a limited liability company located in Shanghai, China (“Anpulo WFOE”), and our variable interest entity Anpulo (Group) Food Development Co., Ltd. (“Anpulo Laifeng”).

Overview

We are principally engaged in the meat processing and distribution business in the People’s Republic of China, (the “PRC” or “China”). We specialize in pork and pork products, and are focused on developing what we believe is a regionally recognized brand of high-quality, fresh-tasting, healthy and nutritious meat products targeting China's middle class. As of September 30, 2013, our product line included over 183 unique meat products, including chilled pork, frozen pork and prepared meats. We sell these products on both a wholesale basis to fast food restaurants, processing factories and other purchasers, and on a retail basis through an exclusive network of branded stores and supermarket counters. We currently have one processing plant in China, located in Laifeng County, Hubei province. Our total production capacity for chilled pork and frozen pork is approximately 85 metric tons per eight-hour day, or approximately 30,000 metric tons on an annual basis. In addition, we have production capacity for prepared meats of approximately 14 metric tons per eight-hour day, or approximately 5,000 metric tons on an annual basis. We use state-of-the-art equipment in all of our processing facilities and sell all of our products under our “Anpulo” and “Linghaotuzhu” brand names.

As of September 30, 2013, our wholesale customers included eight fast food companies in China, 16 processing factories and 51 school cafeterias, factory canteens, hotels, army bases, hospitals and government departments. As of such date, we also sold directly to 156 retail outlets, including supermarkets, within China.

We have a video monitored logistics system that integrates transportation and warehouse management. As of September 30, 2013, we used over 12 temperature-controlled trucks to serve our operations and our temperature adjustable warehouse capacity is approximately 5,230 cubic meters. To differentiate our company from other food processing companies, we have also been working to implement a retail strategy that emphasizes the establishment of a network of branded stores and supermarket counters that are exclusive retailers of our product lines. As of September 30, 2013, we had a total of 38 branded stores and 66 “Anpulo” supermarket counter locations.

Through this strategy, we have established distribution networks in Hubei province, and have formed strategic business alliances with leading supermarket chains in this region.

Our History and Corporate Structure

 Prior to October 30, 2013, we were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. From July 30, 2010 to October 30, 2013, we did not generate any significant revenue and we accumulated no significant assets as we explored a possible business combination. We entered into our current line of business on October 30, 2013 by acquiring Anpulo HK, its wholly-owned  subsidiary Anpulo WFOE.

We do not directly own our business operation in China. We conduct our business operations through our variable interest entity, Anpulo Laifeng, which we control by a series of contractual arrangements. The following chart demonstrates our current corporate structure:

(1)	Such arrangements include an equity pledge agreement, shareholders’ voting proxy agreement, exclusive option agreement, entrusted management agreement.

(2)	The shareholders of Anpulo Laifeng are Wenping Luo (95%) and Jinfeng Hu (5%).

Equity Pledge Registration

We are currently in the process of registering the equity pledge for all of the shares of Anpulo Laifeng as set forth in the equity pledge agreement with SAIC local branch. Before such registration is completed, the equity pledge is deemed to have not been established, and therefore if the pledged shareholders defaults on other contractual agreements, Anpulo WOFE is not entitled to enjoy a first priority in the equity interest, registered capital, investments, all money, dividends, interest and benefits at any time arising in respect of all the equity interests and registered capital of Anpulo, all voting rights and all other rights and benefits attaching to or accruing to the equity interests in or the registered capital. See “Risk Factors.”

Our Industry

The meat industry in China is characterized by fragmentation, sanitation and hygiene issues, as well as social demographic trends. According to preliminary data contained in an October 2010 report of the United States Department of Agriculture, in 2010, the market for pork in China was the largest in the world, accounting for approximately 49% of global production and consumption. There are no governmental restrictions on the ability of foreign entities to enter the meat and food processing business in China, which has been designated as an encouraged industry for foreign investment.

Our Competition

The production and sale of meat and food products in China and internationally are highly competitive. There are numerous producers of processed meat products in China, a number of which market their products under different brand names. We believe most of these producers have only one or two lines of production facilities and sell their products primarily in the areas surrounding their facilities. Due to the lack of logistics capabilities, we believe there are no national market leaders in China's meat industry. As a result, our products compete with the premier pork product line of COFCO Corporation. Please see “Description of Business-Our Competition.”

Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in the meat products market in Hubei, China:

☐
Our production and processing plant is locatedin Laifeng county, Enshi Tujia and Miao Autonomous Prefecture, where we believe that we have a lower labor cost structure and a more abundant labor supply than many of our competitors. Our geographic location, Laifeng county, and its neighboring counties, are rich in pig farming, which provides us reliable sources to grow and expand; Laifeng County, along with its neighboring counties, are also rich in pig farming, which provides us reliable sources to grow and expand.

☐	The “Anpulo” and “Linghaotuzhu” brand names are well recognized throughout our target markets in Hubei Province, China;
☐
Our “Linghaotuzhu” brand products are targeting middle and high end market, are produced from such region local pigs, which are raised by local farmers in this region, free from drug residue, hormone and heavy metals residues, are believed to be safer, better tastes, better quality by consumers, sell for premium price, normally 20% to 50% higher than similar pork products.

☐	We have multi-tiered retail channels which service a diverse customer base;

☐	We have an experienced management team.

For more discussion regarding our competitive strengths, please see “Description of Business-Competitive Strengths.”

Our Strategy

Our long-term business strategy is to establish our company as a leading provider of premium meats and meat products in China. Our goal is to increase our market presence and to provide our customers with the highest quality, freshest, healthiest, most nutritious and safest meat and food products. The key elements of our growth strategy include the following:

Increase our brand recognition.    We believe we can best achieve sustainable growth through a recognizable brand name. We are focused on building a healthy, nutritious and premium quality brand name among consumers in China. Our “Linghaotuzhu” brand products are perceived by consumers to be better taste and higher quality, typically sell for 20% to 50% higher price than competitors’ similar products. We plan to build our brand by implementing a comprehensive brand awareness program that will focus on advertising and promotion, pricing strategies, distribution channels and packaging design and functionality. In addition, in order to differentiate the quality of our products from those of our competitors and to help foster strong brand recognition with consumers, we have established and implemented a network of specialty grocery stores, branded stores and exclusive supermarket counters to showcase our meat products. As ofSeptember 30, 2013, we had 38 branded stores and 66 "Anpulo" supermarket counters. We believe our retail stores will create additional brand awareness that will benefit our wholesale customers and showcase all of our products in a manner that will provide consumers with an enhanced appreciation of the scope of our offerings.

Expand our market presence in Wuhan City.    We regard our logistics capabilities as a key to our growth strategy and believe our comprehensive plan for logistics management, which includes the integration and coordination of our transportation and warehouses, warehouse management, inventory and transportation control systems, together with the integration of our marketing and manufacturing efforts, will enable us to accelerate our growth by expanding our operations across China.  As ofSeptember 30, 2013, we operated sales offices in Laifeng County and Wuhan City in China and had warehouses in each of those cities. We currently operate 66 “Anpulo” supermarket counters. We will continue adding “Anpulo” supermarket counters in Wuhan City. We’re still in our early stage of reaching market saturation, and we believe that in Wuhan City alone, we can open up to 200 supermarket counters. We’re also actively seeking expansion opportunities in neighboring promising cities.

Increase our production capacity. We plan to develop capacity for chilled and frozen pork and prepared pork products as well as cold chain logistics facilities, in all of our targeted markets. We anticipate that when we endeavor to purse this plan, we will mainly expand our capacity through building standardized facilities, but may also explore acquisitions and leasing to further expand our capacity.

Expand and optimize our product lines. As of September 30, 2013, our product lines included over 183 types of pork products. From early 2009 to middle 2011, we collaborated with Huazhong Agricultural University and Hubei Normal University to analyze the formation of “Linhaotuzhu” meat and examine its value by its look, taste, nutrition and its processed-product potential. Furthermore, our strategic planning and marketing departments conduct market studies that seek to identify developing trends in the meat and fresh foods industries and evaluate the ever-changing consumption patterns of consumers in China. Leveraging the information from these market studies, we intend to strengthen our market position and accelerate our growth by introducing new lines of low temperature meat products, with a view to maintaining customer interest and creating new demand. We also believe the introduction of new products will broaden our product range and make it more difficult for new competitors to enter the market or to attain significant market share. As of September 30, 2013, we had over 30 new products under development.

Maintain our technological superiority.    We have pursued an integrated approach in designing our operations and have formulated a strategy to address important issues in the meat and fresh foods industry in China, such as hygiene, sanitation and distribution capability, that have historically hindered the development of national brands in the industry. We have purchased state-of-the-art equipment and installed production lines with the most advanced technology in our processing plants. We believe our logistics management capabilities also provide us a competitive advantage by allowing us to implement significant modifications in our logistics systems on a quick response basis. With feedback from our marketing and sales teams, procurement department and strategic planning group, we are able to modify our systems in response to changes in the marketplace, competitive environment, government regulations and technology, such as the use of bar codes to enhance the speed and accuracy of information. We plan to continue to invest in technology to grow our business.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. Please see “Risk Factors” for various risks associated with investing in an emerging growth company like us.

Enforceability of Civil Liabilities Against Our Assets and Management in China

Our operations are conducted and our assets are located within China. In addition, all of our directors and all of our senior management personnel reside in China, where substantially all of their assets are located. You may experience difficulties in effecting service of process upon us, our directors or our senior management as it may not be possible to effect such service of process outside China. In addition, China does not have treaties with the United States and many other countries providing for reciprocal recognition and enforcement of court judgments. Therefore, recognition and enforcement in China of judgments of a court in the United States or certain other jurisdictions may be difficult or impossible.

Corporate Information

Our principal executive offices are located at Hangkong Road, Xiangfeng Town, Laifeng County, Hubei 445700, China and our telephone number is (86) 718 628 7598. Our website is www.anpulo.cn. No information available on or through our website is incorporated into this prospectus supplement, the accompanying prospectus or the registration statement of which it forms a part.

The Offering

Ordinary shares offered by selling security holders	15,500,000 ordinary shares

Ordinary shares outstanding before the offering	123,000,000 ordinary shares

Ordinary shares outstanding after the offering	123,000,000 ordinary shares

Use of proceeds	We are not selling any ordinary shares covered by this prospectus, and, as a result, will not receive any proceeds from this offering.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before making a decision to invest in our ordinary shares.

RISK FACTORS

Risks Relating To Our Business

If there are any interruptions in the supply of or a decline in the amount or quality of our live hogs, raw pork or other major raw materials, or an increase in the costs of such supplies, our production or sales could be materially and adversely affected.

Live hogs and raw pork are the principal raw materials used in the production of our products.  We procure all of our live hogs and some of our raw meat from a number of third-party suppliers.  The supply of pork is dependent on the output of hog farms, which may be affected by outbreaks of diseases or epidemics.  Our current suppliers may not be able to provide live hogs or raw pork of sufficient quality to meet our stringent quality control requirements.  Any interruptions to or decline in the amount or quality of our live hogs or raw pork supply could materially disrupt our production and adversely affect our business. In addition to live hogs and raw pork, we also use additives and packaging in our production, which we source from third-party suppliers, and resell a wide variety of vegetables and fruits, which we purchase from third-party farms.  Any interruptions to or decline in the amount or quality of our additives or packaging supply, or in the vegetables or fruits we procure, could also disrupt our production or sales and adversely affect our business.  We are also vulnerable to further increases in the price of raw materials (particularly of live hogs and raw pork) and other operating costs, and we may not be able to entirely offset these increasing costs by increasing the prices of our products, particularly our processed meat products, which would also have an adverse effect on our results of operations and financial condition.

We may be unable to anticipate changes in consumer preferences for processed meat products, which may result in decreased demand for our products.

Our continued success in the processed meat products market is in large part dependent on our ability to anticipate and develop products that appeal to the changing tastes, dietary habits and preferences of our customers. If we are not able to anticipate and identify new consumer trends and develop new products accordingly, demand for our products may decline and our operating results may be adversely affected.  In addition, we may incur significant costs relating to developing and marketing new products or expanding our existing product lines in reaction to what we perceive to be a consumer preference or demand. Such development or marketing may not result in the level of market acceptance, volume of sales or profitability anticipated.

If the chilled and frozen pork market in China does not grow as we expect, our results of operations and financial condition may be adversely affected.

We believe chilled and frozen pork products have strong growth potential in China and, accordingly, we have continuously increased our sales of chilled and frozen pork.  If the chilled and frozen pork market in China does not grow as we expect, our business may be harmed, we may need to adjust our growth strategy and our results of operations may be adversely affected.

We require various licenses and permits to operate our business, and the loss of, failure to renew or failure to obtain any or all of these licenses and permits could require us to suspend some or all of our production or distribution operations.

In accordance with PRC laws and regulations, we are required to maintain various licenses and permits in order to operate our business, including, without limitation, a slaughtering permit for our chilled and frozen pork production facility, a permit for production of industrial products for our processed meat production facilities, and permits for distribution of our pork products.  We are required to comply with applicable hygiene and food safety standards in relation to our production and distribution processes. Our premises and transportation vehicles are subject to regular inspections by the regulatory authorities for compliance with applicable regulations.  Failure to pass these inspections, or the loss of or failure to renew our licenses and permits, could require us to temporarily or permanently suspend some or all of our production or distribution operations, which could disrupt our operations and adversely affect our revenues and profitability.

The loss of senior management or key research and development personnel or our inability to recruit additional personnel may harm our business.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new processing technologies and food products and the enhancement of our existing products.  In particular, we rely substantially on our founder, Chairman and Chief Executive Officer, Mr. Wenping Luo to manage our operations.  We also depend on our key research personnel for the development of new products and manufacturing methods, on our key information technology and logistics personnel for the production, storage and shipment of our products and on our key marketing and sales personnel, engineers and other personnel with technical and industry knowledge to transport, market and sell our products.  We do not maintain key man life insurance on any of our senior management or key personnel.  The loss of any one of them, in particular Mr. Luo, would have a material adverse effect on our business and operations.  Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited.  We may be unable to locate a suitable replacement for any senior management or key personnel that we lose.  In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company.  Although each of our senior management and key personnel has signed a confidentiality and non-competition agreement in connection with his employment with us, we may not be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

We compete for qualified personnel with other food processing companies, food retailers, logistics companies and research institutions.  Intense competition for these personnel could cause our compensation costs to increase significantly, which could have a material adverse effect on our results of operations.  Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel.  If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

Our growth strategy may prove to be disruptive and divert management resources, which could adversely affect our existing businesses.

Over the last three years, we increased our retail locations from 68 to 104, including branded stores and “Anpulo” supermarket counter locations. Our growth strategy includes the continued expansion of our retail locations. In addition, we intend to expand our network of sales offices and warehouses to additional cities in China. The implementation of such strategy may involve large transactions and present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased expenses, including compensation expenses resulting from newly hired employees, assumption of unknown liabilities and potential disputes. We also could experience financial or other setbacks if any of our growth strategies incur problems of which we are not presently aware.

We may require financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

We may need to obtain debt or equity financing to fund future capital expenditures. Additional equity may result in dilution to the holders of our outstanding shares. Additional debt financing may include conditions that would restrict our freedom to operate our business, such as conditions that:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●
require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We cannot guarantee that we will be able to obtain any additional financing on terms that are acceptable to us, or at all.

If the global economy experiences another downturn or crisis, potential disruptions in the capital and credit markets may adversely affect our business, including the availability and cost of short-term funds for liquidity requirements, our ability to meet short-term and long-term commitments and our ability to grow our business; each could adversely affect our results of operations, cash flows and financial condition.

The global economy has recently experienced a significant contraction, with an almost unprecedented lack of availability of business and consumer credit. We rely on the credit markets, particularly for short-term borrowings from banks in China, as well as the capital markets, to meet our financial commitments and short-term liquidity needs if internal funds are not available from our operations. Disruptions in the credit and capital markets, as have been experienced since mid-2008, could adversely affect our ability to draw on our short-term bank facilities. Our access to funds under these credit facilities is dependent on the ability of the banks that are parties to those facilities to meet their funding commitments, which may be dependent on governmental economic policies in China. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Long-term disruptions in the credit and capital markets, similar to those that have been experienced since mid-2008, could result from uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions and could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures, and reducing or eliminating discretionary uses of cash.

Continued market disruptions could cause broader economic downturns, which may lead to lower demand for our products and increased incidence of customers' inability to pay their accounts. Further, bankruptcies or similar events by customers may cause us to incur bad debt expense at levels higher than historically experienced. These events would adversely affect our results of operations, cash flows and financial position.

Our operations are cash intensive and our business could be adversely affected if we fail to maintain sufficient levels of working capital.

We expend a significant amount of cash in our operations, principally to fund our raw material procurement.  Our suppliers, in particular, suppliers of hogs, typically require payment in full upon delivery.  In turn, we typically require our customers of chilled and frozen pork to make payment in full on delivery, although we offer some of our long-standing customers’ credit terms.  We generally fund most of our working capital requirements out of cash flow generated from operations.  If we fail to generate sufficient revenues from our sales, or if we experience difficulties collecting our accounts receivable, we may not have sufficient cash flow to fund our operating costs and our profitability could be adversely affected.

We may be unable to maintain our profitability in the face of a consolidating retail environment in China.

We sell substantial amounts of our products to supermarkets and large retailers.  The supermarket and food retail industry in China has been, and is expected to continue, undergoing a trend of development and consolidation.  As the retail food trade continues to consolidate and our retail customers grow larger and become more sophisticated, they may demand lower pricing and increased promotional programs. Furthermore, larger customers may be better able to operate on reduced inventories and potentially develop or increase their focus on private label products.  If we fail to maintain a good relationship with our large retail customers, or maintain a wide offering of quality products, or if we lower our prices or increase promotional support of our products in response to pressure from our customers and are unable to increase the volume of our products sold, our profitability could decline.

Our operating results may fluctuate from period to period and if we fail to meet market expectations for a particular period.

Our operating results have fluctuated from period to period and are likely to continue to fluctuate as a result of a wide range of factors, including seasonal variations in live hog supply and processed meat products consumption.  For example, demand for our products in general is relatively high before the Chinese New Year in January or February each year and lower thereafter.  Our production and sales of chilled and frozen pork are generally lower in the summer due to a lower supply of live hogs, as well as a slight drop in meat consumption during the hot summer months.  Interim reports may not be indicative of our performance for the year or our future performance, and period-to-period comparisons may not be meaningful due to a number of reasons beyond our control.  We cannot assure you that our operating results will meet the expectations of market analysts or our investors.

We derive virtually all of our revenues from sales in China and a general economic downturn, a recession or a sudden disruption in business conditions in China could have a material adverse effect on our business and financial condition.

Consumer spending is generally affected by a number of factors, including general economic conditions, the level of unemployment, inflation, interest rates, energy costs, gasoline prices and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. In addition, sudden disruption in business conditions as a result of a terrorist attack, retaliation and the threat of further attacks or retaliation, war, adverse weather conditions and climate changes or other natural disasters, pandemic situations or large scale power outages can have a short or, sometimes, long-term impact on consumer spending.

All of our revenues are generated from sales in China.  We anticipate that revenues from sales of our products in China will continue to represent a substantial proportion of our total revenues in the near future.  A downturn in the economy in China, any recession or a sudden disruption of business conditions in China's economy could, among other things, adversely affect consumer buying power and discourage consumption of our products, which in turn would have a material adverse effect on our business, financial condition and results of operations.

We utilize our exclusive network of branded stores and supermarket brand counters to sell a significant portion of our products and maintain our brand image, and should they perform poorly, our revenues and brand image could be materially and adversely affected.

In addition to our sales to wholesale customers, we sell our products through branded stores and supermarket brand counters. All of these retail outlets exclusively sell our pork products and display the “Anpulo” logo on the outside of the stores. For the years ended December 31, 2012 and 2011, these retail outlets accounted for approximately 67% and 69%, respectively, of our total revenue. Any significant deterioration in the sales performance of our retail outlets could adversely affect our financial results. In addition, any sanitation, hygiene or food quality problems that might arise from the retail outlets could adversely affect our brand image and lead to a loss of sales. We do not own or franchise any of the retail outlets.

We rely on the performance of our large retailers and mass merchant customers for the success of our sales, and should they perform poorly or give priority to our competitors’ products, our sales performance and branding image could be materially and adversely affected.

In addition to our retail sales channel, we sell our products to supermarkets and large retailers, which in turn sell the products to end consumers. Any significant deterioration in the sales performance of our wholesale customers could adversely affect the performance of our products. Furthermore, our wholesale customers also carry products that directly compete with our products for retail space and consumer purchases. There is a risk that our wholesale customers may give higher priority to products of, or form alliances with, our competitors. If our wholesale customers do not continue to purchase our products, or provide our products with similar levels of promotional support, our sales performance and brand imaging could be adversely affected.

The loss of any of our significant customers could reduce our revenues and our profitability.

Our key customers are principally wholesalers and distributors, supermarkets and large retailers in China. We have not entered into long-term supply contracts with any of these major customers. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to supply these customers at current levels or at all. If we cannot maintain long-term relationships with our major customers, the loss of a significant portion of our sales to them could have an adverse effect on our business, financial condition and results of operations.

Regulatory enforcement crackdowns on food processing companies in China could increase our compliance costs and reduce our profitability.

We believe we are in compliance in all material respects with all applicable regulatory requirements of China and all local jurisdictions in which we operate. However, the PRC government authorities have taken certain measures to maintain China's food market in good order and to improve the integrity of China's food industry, such as enforcing full compliance with industry standards and closing certain food processing companies in China that did not meet regulatory standards. While the closing of competing meat processing plants that do not meet regulatory standards could increase our revenues in the long term, we may also experience increased regulatory compliance costs that could reduce our profitability.

Our failure to comply with increasingly stringent environmental regulations and related litigation could result in significant penalties, damages and adverse publicity for our business.

Our operations and properties are subject to extensive and increasingly stringent laws and regulations pertaining to, among other things, the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. In addition, under PRC environmental regulations, we are required to obtain an approval on environmental impact assessment before the construction of our production facilities, and we are further required to undergo environmental protection examinations and obtain acceptance approval from the relevant governmental authorities after we complete the installation of our manufacturing equipment and before we commence commercial production. Failure to comply with any laws and regulations and future changes to them may result in significant consequences to us, including civil and criminal penalties, liability for damages and negative publicity.

We have incurred, and will continue to incur, significant capital and operating expenditures to comply with these laws and regulations. We cannot assure you that additional environmental issues will not require currently unanticipated investigations, assessments or expenditures, or that requirements applicable to us will not be altered in ways that will require us to incur significant additional costs.

Our largest shareholder has significant influence over our management and affairs and could exercise this influence against your best interests.

As of October 30, 2013, Mr. Wenping Luo, our founder, Chairman and Chief Executive Officer and our largest shareholder, along with his wife, beneficially owned approximately 74.8% of our outstanding common shares, and our other executive officers and directors collectively beneficially owned an additional 0.16% of our outstanding common shares. As a result, pursuant to our memorandum of association and articles of association and applicable laws and regulations, our controlling shareholder and our other executive officers and directors are able to exercise significant influence over our company, including, but not limited to, any shareholder approvals for the election of our directors and, indirectly, the selection of our senior management, the amount of dividend payments, if any, our annual budget, increases or decreases in our share capital, new securities issuance, mergers and acquisitions and any amendments to our memorandum of association and articles of association. Furthermore, this concentration of ownership may delay or prevent a change of control or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could decrease the market price of our shares.

If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud; as a result, current and potential shareholders could lose confidence in our financial reports, which could harm our business and the trading price of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and have our independent registered public accounting firm annually attest to our evaluation, as well as issue their own opinion on our internal controls over financial reporting. We cannot be certain that the measures we have undertaken to comply with Section 404 will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal controls that we will need will become more complex, and significantly more resources will be required to ensure our internal controls remain effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness in our internal controls, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors' confidence in our financial statements and harm our share price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on one of the national securities exchanges and the inability of registered broker-dealers to make a market in our common shares, which could reduce our share price.

Any disruptions to our processing facilities may materially and adversely affect our business, financial condition and results of operations.

Any of our processing facility, equipment or installed production lines could suspend or cease operations unexpectedly due to a number of events or circumstances, including problems with our electricity or water supply, equipment failures, regulatory noncompliance, labor disruptions, fires, floods, earthquakes, acts of war or other catastrophes. While we seek to operate our facilities in compliance with all applicable rules and regulations and take measures to minimize the risks of disruption at our facilities, a material disruption at one or more of our processing facilities could prevent us from meeting customer demand, reduce our sales and/or negatively impact our business, financial condition and results of operations.

We may not pay dividends.

We have not previously paid any cash dividends, and we do not anticipate paying any dividends on our common shares. We cannot assure you that our operations will continue to result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance our Board of Directors will declare dividends even if we are profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. If we determine to pay dividends on any of our common shares in the future, we will be dependent, in large part, on receipt of funds from Anpulo Laifeng. See “Dividend Policy.”

Risks Relating To Our Industry

An outbreak of A/H1N1 influenza (commonly referred to as “swine flu”) or other diseases could adversely affect our business, results of operations and financial condition.

A spread of A/H1N1 influenza such as that which occurred in 2009 and 2010, or any outbreak of other epidemics in China affecting animals or humans might result in material disruptions to our operations, material disruptions to the operations of our customers or suppliers, a decline in the supermarket or food retail industry or slowdown in economic growth in China and surrounding regions, any of which could have a material adverse effect on our operations and sales revenue. Negative association of the A/H1N1 flu with hogs and pork products, since it is commonly referred to by laypersons as “swine flu”, could have a negative impact on sales of pork products. Moreover, our facilities and products may be affected by A/H1N1 flu or similar diseases in the future, or that the market for pork products in China may decline as a result of fear of such an outbreak. If either case should occur, our business, results of operations and financial condition would be adversely and materially affected.

The hog slaughtering and processed meat industries in China are subject to extensive government regulation, which is still evolving and could adversely affect our ability to sell products in China or increase our production costs.

The hog slaughtering and processed meat industries in China are heavily regulated by a number of governmental agencies, including primarily the Ministry of Agriculture, the Ministry of Commerce, the Ministry of Health, the General Administration of Quality Supervision, Inspection and Quarantine and the State Environmental Protection Administration. These regulatory bodies have broad discretion and authority to regulate many aspects of the hog slaughtering and processed meat industries in China, including, without limitation, setting hygiene standards for production and quality standards for processed meat products. In addition, the hog slaughtering and processed meat products regulatory framework in China is still in the process of being developed. If the relevant regulatory authorities set standards with which we are unable to comply or which increase our production costs and hence our prices so as to render our products non-competitive, our ability to sell products in China may be limited.

The hog slaughtering and processed meat industries in China may face increasing competition from both domestic and foreign companies, as well as increasing industry consolidation, which may affect our market share and profit margin.

The hog slaughtering and processed meat industries in China are highly competitive. Our processed meat products are targeted at mid- to high-end consumers, a market in which we face increasing competition, from both domestic and foreign suppliers. See “Description Business-Competition”. In addition, the evolving government regulations in relation to the hog slaughtering industry has driven a trend of consolidation through the industry, with smaller operators unable to meet the increasing costs of regulatory compliance and therefore at a competitive disadvantage. We believe that our ability to maintain our market share and grow our operations within this landscape of changing and increasing competition is largely dependent upon our ability to distinguish our products and services.

Our current or potential competitors may develop products of a comparable or superior quality to ours, or adapt more quickly than we do to evolving consumer preferences or market trends. In addition, our competitors in the raw meat market may merge or form alliances to achieve a scale of operations or sales network which would make it difficult for us to compete. Increased competition may also lead to price wars, counterfeit products or negative brand advertising, all of which may adversely affect our market share and profit margin. In an effort to expand market share or enter into new markets, some of our competitors have used, and we expect they will continue to use, aggressive pricing strategies, greater incentives and subsidies for distributors, retailers and customers. If their efforts are successful, our market share and profit margin may be adversely affected. Furthermore, consolidation among industry participants in China may potentially result in stronger domestic competitors better able to compete as end-to-end suppliers as well as competitors more specialized in particular areas and geographic markets. We may not be able to compete effectively with our current or potential competitors, and our inability to compete successfully against competitors could result in lost customers, loss of market share and reduced operating margins, which would adversely impact our results of operations.

The outbreak of animal diseases or other epidemics could adversely affect our operations.

An occurrence of serious animal diseases, such as foot-and-mouth disease, or any outbreak of other epidemics in China affecting animals or humans might result in material disruptions to our operations, material disruptions to the operations of our customers or suppliers, a decline in the supermarket or food retail industry or slowdown in economic growth in China and surrounding regions, any of which could have a material adverse effect on our operations and turnover. In 2006, there was an outbreak of streptococcus suis in hogs, principally in Sichuan province, PRC, with a large number of cases of human infection following contact with diseased hogs. There also were unrelated reports of diseased hogs in Guangdong province, PRC. Our procurement and production facilities are located in Henan province, PRC and were not affected by the streptococcus suis infection. In 2010, there were reports of an outbreak of foot-and-mouth disease in several provinces in China, such as Guangdong, Gansu, Jiangxi, Xinjiang and Tibet, and tens of thousands of hogs were culled after such disease outbreak in 2010. In addition, in 2010 and 2011, there have been reports of outbreaks of foot-and-mouth disease in countries and regions near China, such as in Japan and South Korea. Such outbreaks could spread to China. There can be no assurance that our facilities or products will not be affected by an outbreak of this disease or similar ones in the future, or that the market for pork products in China will not decline as a result of fear of disease. In either case, our business, results of operations and financial condition would be adversely and materially affected.

Consumer concerns regarding the safety and quality of food products or health concerns could adversely affect sales of our products.

Our sales performance could be adversely affected if consumers lose confidence in the safety and quality of our products. Consumers in China are increasingly conscious of food safety and nutrition. Consumer concerns about, for example, the safety of pork products, or the safety of food additives used in processed meat products, could discourage them from buying certain products and cause our results of operations to suffer. Specifically in 2011, there was some negative publicity regarding the quality and safety of some of our competitors’ meat products. While we believe that we maintain an advanced system for quality assurance and control, our operations may be impacted by the deteriorating reputation of the food industry in China due to recent food safety scandals.

We may be subject to substantial liability should the consumption of any of our products cause personal injury or illness and, unlike most food processing companies in the United States, we do not maintain product liability insurance to cover our potential liabilities.

The sale of food products for human consumption involves an inherent risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties or product contamination or degeneration, including the presence of foreign contaminants, chemical substances or other agents or residues during the various stages of the procurement and production process. The PRC Food Safety Law which became effective on June 1, 2009 enhances the supervision and examination of governmental authorities over food production and provides that no exemption from such inspections and examinations shall be permitted. While we are subject to governmental inspections and regulations, we cannot assure you that consumption of our products will not cause a health-related illness in the future, or that we will not be subject to claims or lawsuits relating to such matters.

Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertions that our products caused personal injury or illness could adversely affect our reputation with customers and our corporate and brand image. Unlike most food processing companies in the United States, but in line with industry practice in China, we do not maintain product liability insurance. Furthermore, our products could potentially suffer from product tampering, contamination or degeneration or be mislabeled or otherwise damaged. Under certain circumstances, we may be required to recall products. Even if a situation does not necessitate a product recall, we cannot assure you that product liability claims will not be asserted against us as a result. A product liability judgment against us or a product recall could have a material adverse effect on our revenues, profitability and business reputation.

Our product and company name may be subject to counterfeiting and/or imitation, which could have an adverse effect upon our reputation and brand image, as well as lead to higher administrative costs.

We regard brand positioning as the core of our competitive strategy, and intend to position our “Anpulo” and “Linghaotuzhu” brand to create the perception and image of health, nutrition, freshness and quality in the minds of our customers. There have been frequent occurrences of counterfeiting and imitation of products in China in the past. We cannot guarantee that counterfeiting or imitation of our products will not occur in the future or that we will be able to detect it and deal with it effectively. Any occurrence of counterfeiting or imitation could negatively affect our corporate and brand image, particularly if the counterfeit or imitation products cause sickness, injury or death to consumers. In addition, counterfeit or imitation products could result in a reduction in our market share, a loss of revenues or an increase in our administrative expenses in respect of detection or prosecution.

Failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We have registered our “Anpulo” and “Linhaotuzhu” as trademarks in China for the product categories for which they are currently used. However, there can be no assurance that additional applications, if any, we make to register such mark, or any other trade name or trademark we may seek to register, will be approved and/or that the right to the use of any such trademarks outside of their respective current areas of usage will not be claimed by others. We also own the rights to two domain names that we use in connection with the operation of our business. We believe that such trademarks and domain names provide us with the opportunity to enhance our marketing efforts for our products. Failure to protect our intellectual property rights may undermine our marketing efforts and result in harm to our reputation and the growth of our business.

PRC intellectual property-related laws and their implementation are still under development. Accordingly, intellectual property rights in China may not be as effective as in the United States or many other countries. Litigation may be necessary to enforce our intellectual property rights and the outcome of any such litigation may not be in our favor. Given the relative unpredictability of China's legal system and potential difficulties enforcing a court judgment in China, there is no guarantee that we would be able to halt the unauthorized use of our intellectual property through litigation in a timely manner or at all. Furthermore, any such litigation may be costly and may divert management attention away from our business and cause us to expend significant resources. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. We have no insurance coverage against litigation costs so we would be forced to bear all litigation costs if we cannot recover them from other parties. All of the foregoing factors could harm our business and financial condition.

We are an “emerging growth company” under the jobs act and any decision on our part to comply with certain reduced disclosure requirements applicable to “emerging growth companies” could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have elected to opt out of the extended transition period for complying with the revised accounting standards.

Our status as an “emerging growth company” under the jobs act of 2012 may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reports are not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

Risks Relating To Conducting Business in China

Substantially all of our assets and operations are located in China, and substantially all of our revenue is sourced from China. Accordingly, our results of operations and financial position are subject to a significant degree to economic, political and legal developments in China, including the following risks:

Changes in the political and economic policies of the PRC government, including those that are intended to address the rising inflation rates in China, could have a material adverse effect on our operations.

Our business operations may be adversely affected by the political and economic environment in China. China has operated as a socialist state since 1949 and is controlled by the Communist Party of China. As such, the economy of China differs from the economies of most developed countries in many respects, including, but not limited to:

●	structure	●	capital re-investment
●	government involvement	●	allocation of resources
●	level of development	●	control of foreign exchange
●	growth rate	●	rate of inflation

In recent years, however, the government has introduced measures aimed at creating a "socialist market economy" and policies have been implemented to allow business enterprises greater autonomy in their operations. Nonetheless, a substantial portion of productive assets in China is still owned by the PRC government. Changes in the political leadership of China may have a significant effect on laws and policies related to the current economic reforms program, other policies affecting business and the general political, economic and social environment in China, including the introduction of measures to control inflation, changes in the rate or method of taxation, the imposition of additional restrictions on currency conversion and remittances abroad, and foreign investment. Moreover, economic reforms and growth in China have been more successful in certain provinces in China than in others, and the continuation or increases of such disparities could affect the political or social stability in China.

Although we believe the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development in China, the future direction of these economic reforms is uncertain and the uncertainty may decrease the attractiveness of our company as an investment, which may in turn materially adversely affect the price at which our shares trade.

Furthermore, in recent years the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. These factors have led to the adoption by the PRC government, from time to time, of various measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may cause the PRC government to impose controls on credit and/or prices, or to take other actions, which could result in a slowdown in economic activity in China, adversely affect the market demand for our products or increase the financing costs of our Company. In addition, if prices for our products increase at a rate that is insufficient to compensate for the rise in the cost of hogs and other supplies due to inflation, and we are unable to mitigate these inflation increases through customer pricing, our profitability may be reduced and our growth prospects may be negatively impacted.

If we do not complete remigration of equity pledge with SAIC local branch, we will not have priority in the equity interest of Anpulo Laifeng if Anpulo Laifeng shareholders default on other contractual agreements, Shareholders’ Voting Proxy Agreement, Exclusive Option Agreement and Entrusted Management Agreement.

We are currently in the process of registering the equity pledge for all of the shares of Anpulo Laifeng as set forth in the equity pledge agreement with SAIC local branch. Before such registration is completed, the equity pledge is deemed to have not been established, and therefore if the pledged shareholders defaults on other contractual agreements, including Shareholders’ Voting Proxy Agreement, Exclusive Option Agreement and Entrusted Management Agreement, Anpulo WOFE is not entitled to enjoy a first priority in the equity interest, registered capital, investments, all money, dividends, interest and benefits at any time arising in respect of all the equity interests and registered capital of Anpulo, all voting rights and all other rights and benefits attaching to or accruing to the equity interests in or the registered capital.

Social conditions in China could have a material adverse effect on our operations as the PRC government continues to exert substantial influence over the manner in which we must conduct our business activities.

The government of China has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe our operations in China are in compliance with all applicable legal and regulatory requirements. However, the central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Were the PRC government, or local municipalities, to limit our ability to develop, produce, import or sell our products in China, or to finance and operate our business in China, our business could be adversely affected.

We rely on contractual arrangement with Laifeng Anpulo and its shareholders for the operation of our domestic business in China, which may not be as effective as direct ownership. If Laifeng Anpulo and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our right, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

We have relied and expect to continue to rely on contractual arrangements with Laifeng Anpulo to operate our domestic business. For a description of these contractual arrangements, see “Description of Business- Our Corporate Structure- Control Agreements”. These contractual arrangements provide us with effective control over domestic entity and allow us to obtain economic benefit from it. Although we have been advised by our PRC counsel, Kai Tong Law firm, that these contractual arrangements are in compliance with current PRC laws, these contractual arrangements may not be effective in providing control as direct ownership. For example, Laifeng Anpulo and its shareholders could breach their contractual arrangements with us by failing to operate our domestic business in an acceptable manner or taking other actions that are detrimental to our interests. In addition, if the shareholders of Laifeng Anpulo refuse to transfer their equity interests in Laifeng Anpulo to us or our designee when we exercise our call option pursuant to these contractual arrangements, we may have to take legal actions to compel them to perform their contractual obligations.

If we were the controlling shareholder of Laifeng Anpulo with direct ownership, we would be able to exercise our rights as shareholders, rather than our rights under the powers of attorney, to effect changes to their boards of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if Laifeng Anpulo or their respective shareholders fail to perform their obligations under these contractual arrangements, we may incur substantial costs to enforce such arrangements and rely on legal remedies under PRC law, which may not be sufficient or effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in court and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. If we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Laifeng Anpulo and our ability to conduct our business may be negatively affected.

If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations in China could be disrupted, which could materially and adversely affect our results of operations and damage our reputation. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect our ability to enforce our legal rights."

Recent regulatory reforms in China may limit our ability as a foreign investor to acquire additional companies or businesses in China, which could hinder our ability to expand in China and adversely affect our long-term profitability.

Our long-term business plan may include an acquisition strategy to increase the number or types of products we offer, increase our manufacturing or production capabilities, strengthen our sources of supply or broaden our geographic reach.  Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

On August 8, 2006, the PRC Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange jointly promulgated a new rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors” (the “M&A Rules”), which became effective on September 8, 2006 and were amended on June 22, 2009 by the Ministry of Commerce, relating to acquisitions by foreign investors of businesses and entities in China. The M&A Rules provide the basic framework in China for the approval and registration of acquisitions of domestic enterprises in China by foreign investors.

The M&A Rules establish additional procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex than in the past. After the promulgation of the M&A Rules, the PRC government can now exert more control over the acquisitions of Chinese companies, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise.

The M&A Rules stress the necessity of protecting national economic security in China in the context of foreign acquisitions of domestic enterprises. Foreign investors must comply with comprehensive reporting requirements in connection with acquisitions of domestic companies in key industrial sectors that may affect the security of the “national economy” or in connection with acquisitions of domestic companies holding well-known trademarks or traditional brands in China. Failure to comply with such reporting requirements that cause, or may cause, significant affect on national economic security may be terminated by the relevant ministries or be subject to other measures as are deemed necessary to mitigate any adverse effect.

Our business operations or future strategy could be adversely affected by the M&A Rules. For example, if we decide to acquire a PRC company, complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005 named Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Return Investments via Overseas Special Purpose Vehicles, or the Circular 75, requiring PRC residents, including both legal persons and natural persons, to register with an appropriate local SAFE branch before establishing or controlling any company outside of China, referred to as an "offshore special purpose company," for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. When a PRC resident contributes the assets or equity interests it holds in a PRC company into the offshore special purpose company, or engages in overseas financing after contributing such assets or equity interests into the offshore special purpose company, such PRC resident shall modify its SAFE registration in light of its interest in the offshore special purpose company and any change thereof. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, long-term equity or debt investment or creation of any security interest over any assets located in China. PRC residents who have established or acquired direct or indirect control of offshore companies that have made onshore investments in China in the past were required to complete the registration procedures by March 31, 2006. Moreover, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing in a timely manner of SAFE registrations by the offshore holding company's shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in fines and other liabilities under PRC laws for evasion of foreign exchange restrictions.

Our shareholders, who are PRC citizens or residents, have not completed the necessary applications and filings as required under SAFE Circular 75 and other related rules.  We have requested our shareholders, who are PRC citizens or residents to complete the required applications and filings. However, we cannot guarantee that they will complete the applications and filings or do so in a timely manner. As such, failure by any such shareholders or beneficial owners to comply with SAFE Circular 75, could subject themselves to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries and limit our PRC subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

In addition, the PRC National Development and Reform Commission, or the NDRC, promulgated a rule in October 2004 named the Interim Measures for the Administration of Examination and Approval of Overseas Investment Projects, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals must be implemented with reference to this NDRC Rule. However, there exist extensive uncertainties as to interpretation of the NDRC Rule with respect to its application to a PRC individual's overseas investment and, in practice, we are not aware of any precedents that a PRC individual's overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of NDRC approval. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for investment in us. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.

Fluctuations in the value of the RMB or further movements in exchange rates may have a material adverse effect on our financial condition and results of operations.

At present, all of our sales are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Following the removal of the U.S. dollar peg in July 2005, the RMB appreciated more than 20% against the U.S. dollar over the three years following such removal. While international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant appreciation of the RMB against the U.S. dollar and other foreign currencies. On June 19, 2010, the People's Bank of China announced that it will allow a more flexible exchange rate for the RMB without mentioning specific policy changes, although it ruled out any large-scale appreciation. It is difficult to predict how long the current situation may last and when and how the RMB exchange rates may change going forward. As we rely entirely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our shares in foreign currency terms. Furthermore, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

As very limited types of hedging transactions are available in China to reduce our exposure to exchange rate fluctuations, we have not entered into any such hedging transactions. Accordingly, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future.

Governmental control of currency conversion may affect the ability of our company to obtain working capital from our subsidiaries located in China and the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB, which currently is not a freely convertible currency. Under our current structure, our income is primarily derived from the operations of Anpulo Laifeng. Shortages in the availability of foreign currency may restrict the ability of Anpulo Laifeng to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments relating to "current account transactions", including dividend payments, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where RMB is to be converted into foreign currency and remitted out of China for capital-account transactions, such as the repatriation of equity investment in the PRC and the repayment of the principal loans denominated in foreign currencies. Our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign currency in their respective current account bank accounts for use in payment of international current account transactions. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Our PRC subsidiaries are subject to restrictions on making payments to us, which could adversely affect our cash flow and our ability to pay dividends on our common shares.

We are a holding company incorporated in the British Virgin Islands and do not have any assets or conduct any business operations other than our investment in our operating subsidiaries in China.  As a result of our holding company structure, we rely entirely on contractual payments or dividends from our PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses.  The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries, including Anpulo Laifeng, is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. We anticipate that in the foreseeable future our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves.  Further, as Anpulo Laifeng in China have in the past, and may in the future, incur debt on their own, the instruments governing such debt may restrict such subsidiary's ability to make contractual or dividend payments to any parent corporation or other affiliated entity.  If we are unable to receive all of the funds we require for our operations through contractual or dividend arrangements with our PRC subsidiaries, we may not have sufficient cash flow to fund our corporate overhead and regulatory obligations in the United States and may be unable to pay dividends on our shares.

Uncertainties with respect to the PRC legal system could adversely affect our ability to enforce our legal rights.

We conduct our business primarily through Anpulo Laifeng, our subsidiary in China. Our operations in China are governed by PRC laws and regulations. We are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. The uncertainties regarding such regulations and policies present risks that may affect our ability to achieve our business objectives. If we are unable to enforce any legal rights we may have under our contracts or otherwise, our ability to compete with other companies in our industry could be materially and adversely affected. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

It may be difficult to effect service of process upon us or our directors or senior management who live in China or to enforce any judgments obtained from non-PRC courts.

Our operations are conducted and our assets are located within China. In addition, our sole director and all of our senior management personnel reside in China, where substantially all of their assets are located. You may experience difficulties in effecting service of process upon us, our directors or our senior management as it may not be possible to effect such service of process outside China. In addition, China does not have treaties with the United States and many other countries providing for reciprocal recognition and enforcement of court judgments. Therefore, recognition and enforcement in China of judgments of a court in the United States or certain other jurisdictions may be difficult or impossible.

Changes in China’s labor law restrict our ability to reduce our workforce in China in the event of an economic downturn and may increase our production costs.

In June 2007, the National People's Congress of China enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the PRC State Council issued the implementing rules for the Labor Contract Law. The Labor Contract Law formalized workers' rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, the Labor Contract Law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the law requires an employer to conclude an "employment contract without a fixed-term" with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed-term contracts with the same employer. An "employment contract without a fixed term" can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the Labor Contract Law. Finally, under the Labor Contract Law, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to China's Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the employment contract, thereby making the performance of such employment contract impossible. To date, there has been very little guidance as to how such circumstances for downsizing will be interpreted and enforced by the relevant PRC authorities. All of our employees working for us exclusively within China are covered by the Labor Contract Law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed as a result of this regulation. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, we expect that the Labor Contract Law will exacerbate the adverse effects of the economic environment on our results of operations and financial condition.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we received from our public offerings to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. In utilizing the proceeds we received from any offering, we plan to make loans to our PRC subsidiaries, whether currently in existence or to be formed in the future, or make additional capital contributions to our PRC subsidiaries.

Any loans we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise's registered capital amount, which represents the total amount of capital contributions made by the shareholders that have registered with the registration authorities. In addition, the authorities must also approve the foreign-invested enterprise's total investment, which is equal to the company's registered capital plus the amount of shareholder loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement. If we make loans to Anpulo Laifeng, our first-tier PRC subsidiary, that do not exceed its current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process. Alternatively or concurrently with the loans, we might make capital contributions to Anpulo Laifeng, and such capital contributions involve uncertainties of their own. Further, SAFE promulgated a circular (known as Circular 142) on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises in August 2008 with respect to the administration of conversion of foreign exchange capital contributions of a foreign invested enterprise. The circular clarifies that RMB converted from foreign exchange capital contributions can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investments unless otherwise permitted.

We may not be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we receive from public offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

We may be subject to fines and legal sanctions by SAFE or other PRC government authorities if we or our employees who are PRC citizens fail to comply with PRC regulations relating to employee share incentive plan adopted by offshore listed companies for PRC citizens.

In February 2012, SAFE promulgated the Notice on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Offshore Listed Companies, or the Stock Option Rule, which terminated the Operating Procedures for Foreign Exchange Administration of Domestic Individuals Participating in Employee Stock Ownership Plans and Stock Option Plans of Offshore Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rule, PRC citizens who participate in any stock incentive plan including employee stock holding plans, share option plans or similar plans in an offshore listed company are required, through a Chinese agent which could be a PRC subsidiary of the offshore listed company, to register with the relevant local SAFE branch and complete certain other procedures. We and our Chinese employees who have participated in our 2006 Equity Incentive Plan are subject to the Stock Option Rule. Failure to comply with these regulations may subject us or our Chinese employees to fines or other legal sanctions imposed by SAFE or other PRC government authorities. In addition, the State Administration of Taxation has issued several circulars concerning employee share options. Under these circulars, our employees working in China who exercise our share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to make filings with relevant tax authorities related to employee share options and withhold individual income taxes resulting from the exercise of their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorizes or other PRC government authorities.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The new PRC Enterprise Income Tax Law, or the EIT Law, that became effective January 1, 2008 provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. A recent circular issued by the PRC State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises controlled by PRC enterprises or PRC group enterprises and established outside of China as "resident enterprises" clarified that dividends paid by such "resident enterprises" and other income paid by such "resident enterprises" will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This recent circular also subjects such "resident enterprises" to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and assets of an enterprise. In addition, the recent circular mentioned above specifies that certain Chinese-invested enterprises controlled by PRC enterprises or PRC group enterprises will be classified as "resident enterprises" if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders' meetings; and half or more of senior management or directors having voting rights. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of "de facto management bodies" for overseas incorporated enterprises controlled by individual PRC residents like us. Therefore, although substantially all of our management is currently located in China, we do not currently consider our company to be a PRC resident enterprise.

If the PRC tax authorities determine that we are a "resident enterprise," a number of unfavorable PRC tax consequences could follow. First, we will be subject to income tax at the rate of 25% on our worldwide income. The impact of the imposition of such enterprise income tax will be mitigated to the extent we can obtain a foreign tax credit for such taxes against our U.S. income tax liability on such income. Second, although under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as "tax-exempted income", we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax. In the case of dividends paid to non-U.S. holders, any PRC withholding tax on dividends may be in addition to U.S. withholding tax that could otherwise apply. This could have the effect of increasing our effective income tax rate and could also have an adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders.

The discontinuation of the preferential tax treatments and government subsidies available to us could decrease our net income and materially and adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in China and are governed by PRC income tax laws and regulations. Prior to January 1, 2008, entities established in China were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to foreign-invested enterprises. Under the new PRC Enterprise Income Tax Law, or the EIT Law, China has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises). Under the EIT Law and its implementation regulations, income derived by an enterprise from the primary processing of agricultural products (including slaughtering live hogs) could be exempt from enterprise income tax. Consequently, a majority of our subsidiaries in China that slaughter live hogs are exempted from enterprise income tax. For non-primary processing of agricultural products, we’re subject to the uniform 25% tax rate. We cannot assure you that the tax authorities will not change their position. We cannot assure you that our PRC subsidiaries will continue to qualify for benefits under the EIT Law, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments, any of which could cause our effective tax rate to increase, cause our net income to decrease, and materially and adversely affect our financial condition and results of operations.

In addition, the central and local PRC government has provided us with various subsidies to encourage our research and development activities, building new facilities using information technology, building cold chain logistic and distribution networks, and for other contributions to the local community, such as increasing employment opportunities. Subsidies granted to us by PRC governmental authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation or reduction of subsidies currently available to us may materially and adversely affect our financial condition and results of operations.

Our non-compliance with certain social insurance contribution laws and regulations in the PRC may lead to the imposition of fines and penalties on us.

In accordance with the relevant PRC national labor laws and regulations, we are required to contribute to a number of employee social welfare schemes for the benefit of our employees. Such schemes include social insurance (including the basic pension insurance, the basic medical insurance for urban workers, the work-related injury insurance, the unemployment insurance and the maternity insurance) and housing provident fund contributions. We have not fully complied with the social insurance and housing fund contribution requirements for our employees.

According to the confirmation letter issued to us by Laifeng County Office of Enshi Tujia and Miao Autonomous Prefecture Housing Provident Fund Management Center, it confirmed that it would not impose any financial penalties or other forms of administrative penalties on Laifeng Anpulo, nor would it require us to make good any overdue contributions in relation to housing provident fund.

In respect of social insurance contributions, as a majority of our employees are rural migrant workers or rural residents, they have participated in the rural cooperation medical insurance or the basic medical insurance for urban residents, according to the confirmation letter issued to us by Laifeng County Social Insurance Bureau, they are permitted not to participate in the basic medical insurance for urban workers. Under Social Insurance Law of the PRC and other relevant PRC Laws, the local social insurance authority is entitled to require us to pay the outstanding social insurance within a prescribed time limit and impose a late charge of 0.05% per day from the day when contribution becomes overdue. If we fail to do so within such prescribed time limit, a fine ranging from one to three times of the outstanding social insurance may be imposed on us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” above.

In some cases, you can identify forward-looking statements by terms such as “will,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding the market for our products and services;
●	our expectations regarding the continued growth of our industry in the PRC;
●	our beliefs regarding the competitiveness of our business model;
●	our expectations regarding the expansion of our operations;
●	our expectations with respect to revenue generation and growth and our ability to achieve profitability resulting from increases in our sale volumes;
●	our future business development, results of operations and financial condition; and
●	competition from companies with similar businesses.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, or that we filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

Third Party Data

This prospectus also contains estimates and other information concerning our industry which is based on industry publications, surveys and forecasts, including those generated by us. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Please contact us if you have any specific questions. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.”

USE OF PROCEEDS

The selling shareholders are selling the ordinary shares covered by this prospectus for their own account. We will not receive any of the proceeds from the sale of these shares. We have agreed to bear the expenses relating to the registration of the shares for the selling security holders, but we will not pay any of the selling commissions, brokerage fees and related expenses.

DETERMINATION OF OFFERING PRICE

Since our ordinary shares are not currently listed or quoted on any exchange or quotation system, the offering price of the ordinary shares covered by this prospectus was estimated by the Company, based on the price at which Anpulo HK’s common stock was sold in a private equity-for-debt transaction completed on October 21, 2013, prior to the share exchange transaction where Anpulo HK’s common stock were subsequently exchanged for Anpulo’s ordinary shares.

The offering price of our ordinary shares does not necessarily bear any relationship to our book value, assets, or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

Our ordinary shares are not currently listed or quoted for trading on any national securities exchange or national quotation system. Our intention is to apply for quotation of our ordinary shares on the OTC Bulletin Board maintained by FINRA. However, there is no guarantee that the OTC Bulletin Board, or any other quotation system, will permit our shares to be quoted and traded. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the New York Stock Exchange or NASDAQ Stock Market. The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential shareholders to trade our shares, could depress the trading price of our ordinary shares and could have a long-term adverse impact on our ability to raise capital in the future. In addition, FINRA has enacted changes that limit quotations on the OTC Bulletin Board to securities of issuers that are not current in their reports filed with the SEC. The effect on the OTC Bulletin Board of these rule changes and other proposed changes cannot be determined at this time.

In addition, there is no assurance that our ordinary shares will trade at market prices in excess of the purchase price as prices for the ordinary shares in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the breadth and liquidity of the trading in our shares.

SELLING SHAREHOLDERS

This prospectus relates to the resale by the selling shareholders named below from time to time of up to a total of 15,500,000 ordinary shares that were issued or are issuable to selling shareholders pursuant to transactions exempt from registration under the Securities Act. All of the ordinary shares offered by this prospectus are being offered by the selling shareholders for their own accounts.

On October 30, 2013, the selling shareholders received the shares being offered by this prospectus in a share exchange transaction where each of the selling shareholders tendered for exchange the shares of Anpulo HK that they held.

The following table sets forth certain information regarding the selling shareholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC.

None of the selling shareholders has held a position as an officer or director of the Company, nor has any material relationship of any kind with us or any of our affiliates. All information with respect to share ownership has been furnished by the selling shareholders. The ordinary shares being offered is being registered to permit secondary trading of the shares and the selling shareholders may offer all or part of the ordinary shares owned for resale from time to time. In addition, none of the selling shareholders has any family relationships with our officers, directors or controlling shareholders. Furthermore, no selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer.

The term “selling shareholders” also includes any transferees, pledges, donees, or other successors in interest to the selling shareholders named in the table below. To our knowledge, subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the ordinary shares set forth opposite such person’s name. We will file a supplement to this prospectus (or a post-effective amendment hereto, if necessary) to name successors to any named selling shareholder who is able to use this prospectus to resell the securities registered hereby.

Name and Address of Beneficial	Shares Beneficially Owned Prior to the Offering (1)		Shares Being	Shares Beneficially Owned After the Offering (2)
Owner	Number	Percentage (3)	Offered	Number	Percentage (3)
Fengjiao Huang (4)	5,000,000	4.07%	2,500,000	2,500,000	2.03%
Jingrong Jiang (5)	5,000,000	4.07%	2,500,000	2,500,000	2.03%
Benming Wang (6)	5,000,000	4.07%	2,500,000	2,500,000	2.03%
Yuxiang Qi (7)	5,000,000	4.07%	2,500,000	2,500,000	2.03%
Panpan Huang (8)	4,000,000	3.25%	2,000,000	2,000,000	1.63%
Zhiwei Qiao (9)	4,000,000	3.25%	2,000,000	2,000,000	1.63%
Jianguo Sun (10)*	100,000	0.08%	50,000	50,000	0.04%
Gao Chen (11)*	100,000	0.08%	50,000	50,000	0.04%
Tao Yang (12)*	100,000	0.08%	50,000	50,000	0.04%
Maochun Kang (13)*	100,000	0.08%	50,000	50,000	0.04%
Xiaoli Xiang (14)*	100,000	0.08%	50,000	50,000	0.04%
Rong Dai (15)*	100,000	0.08%	50,000	50,000	0.04%
Anyou Xie (16)*	100,000	0.08%	50,000	50,000	0.04%
Qijun Hu (17)*	100,000	0.08%	50,000	50,000	0.04%
Guojun He (18)*	100,000	0.08%	50,000	50,000	0.04%
Hongbing Shi (19)*	100,000	0.08%	50,000	50,000	0.04%
Keqin Wang (20)*	100,000	0.08%	50,000	50,000	0.04%
Sheng Tan (21)*	100,000	0.08%	50,000	50,000	0.04%
Yaodong Zhang (22)*	100,000	0.08%	50,000	50,000	0.04%
Feng Ma (23)*	100,000	0.08%	50,000	50,000	0.04%
Zhongyuan Hu (24)*	100,000	0.08%	50,000	50,000	0.04%
Dan Hu (25)*	100,000	0.08%	50,000	50,000	0.04%
Qun Wang (26)*	100,000	0.08%	50,000	50,000	0.04%
Li Ran (27)*	100,000	0.08%	50,000	50,000	0.04%
Lili Hu (28)*	100,000	0.08%	50,000	50,000	0.04%
Mingke Hu (29)*	100,000	0.08%	50,000	50,000	0.04%
Wenkun Luo (30)*	100,000	0.08%	50,000	50,000	0.04%
Ying Lu (31)*	100,000	0.08%	50,000	50,000	0.04%
Tianjun Yang (32)*	100,000	0.08%	50,000	50,000	0.04%
Kaiwan Liang (33)*	100,000	0.08%	50,000	50,000	0.04%
Youbo Zhang (34)*	100,000	0.08%	50,000	50,000	0.04%
Shunli Yang (35)*	100,000	0.08%	50,000	50,000	0.04%
Taiping Duan (36)*	100,000	0.08%	50,000	50,000	0.04%
Zhijia He (37)*	100,000	0.08%	50,000	50,000	0.04%
Jinju Tian (38)*	100,000	0.08%	50,000	50,000	0.04%
Qing Han (39)*	100,000	0.08%	50,000	50,000	0.04%
Totals	31,000,000	25.2%	15,500,000	15,500,000	12.6%

* Less than 1%.

(1)  Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Generally, a person is considered to beneficially own securities: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, and (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days (such as through exercise of share options or warrants).
(2)  Assumes that all securities offered are sold.
(3)  Based upon a total of 123,000,000 shares of ordinary shares outstanding as of October 30, 2013. Pursuant to Rule 13d-3 promulgated under the Exchange Act, for each beneficial owner above, any share of which such person has the right to acquire beneficial ownership at any time within 60 days (such as through exercise of share options or warrants) have been included in the denominator.
(4) With principal address of Room 6-1, unit 2, 4 Bajiaomiao, Zitong Subdistrict, Tongnan County, Chongqing, China.
(5) With principal address of Room 8, 4th Floor, Unit 2, Building 6, Erhuanlu Dong1duan27hao, Chenghua District, Chengdu, China.
(6) With principal address of Room 501, 29 Xinweifulu, Weihai, Shandong, China.
(7) With principal address of 9 Xingba Road, Xianfeng Village, Xingshugangzhen, Honggang District, Daqing, Heilongjiang, China.
(8) With principal address of 424 Huangjicun, Guguantunzhen, Dong'e County, Liaocheng, Shandong, China.
(9) With principal address of Room 13-1, 3rd Floor, Unit 4, 14 Jianshe Road, Chenghua District, Chengdu, China.
(10) With principal address of 24 Zhuyuan Road, Xiangfengzhen, Laifeng County, Hubei, China.
(11) With principal address of 8 Shadaogou St, Shadaogouzhen, Xuanen County, Hubei, China.
(12) With principal address of 4-601, 49 Hongsheng Road, Wuchang, Hubei, China.
(13) With principal address of 42 Longfeng Road, Min'an Subdistrict, Longshan County, Hunan, China.
(14) With principal address of No.5, 14 Hangxi 1st Road, Xiangfengzhen, Laifeng County, Hubei, China.
(15) With principal address of 64 Geleche 1st Road, Geleche Town, Laifeng County, Hubei, China.
(16) With principal address of Room 26, 34 Yu'e Road, Xiangfengzhen, Laifeng County, Hubei, China.
(17) With principal address of 4 Yujiagou Road, Xiangfengzhen, Laifeng County, Hubei, China.
(18) With principal address of Room 1, 3 Hangdong 1st Road, Xiangfengzhen, Laifeng County, Hubei, China.
(19) With principal address of 68 Jielongqiao Road, Xiangfengzhen, Laifeng County, Hubei, China.
(20) With principal address of Room 2-104, 17 Banbiancheng Road, Xiangfengzhen, Hubei, China.
(21) With principal address of 109 Jianshe Road, Zhushanzhen, Xuanen County, Hubei, China.
(22) With principal address of Room 2, 61 Jiefang Avenue, Xiangfengzhen, Laifeng County, Hubei, China.
(23) With principal address of Yujiagou Road, Xiangfengzhen, Laifeng County, Hubei, China.

(24) With principal address of Room 109, Building 2, 5 Yujiagou Road, Xiangfengzhen, Laifeng County, Hubei, China.
(25) With principal address of No.21, Unit 3, Xiangbi Village, Huatang Subdistrict, Longshan County, Hunan, China.
(26) With principal address of Room 106, Building 2, 30 Yu'e Road, Xiangfengzhen, Laifeng County, Hubei, China.
(27) With principal address of Room 101, Unit 2, Building 1, 2 Fengzhong Road, Xiangfengzhen, Laifeng County, Hubei, China.
(28) With principal address of Room 207, Building 1, 10 Yuhongqiao Road, Xiangfengzhen, Laifeng County, Hubei, China.
(29) With principal address of 9 Youmatou Road, Xiangfengzhen, Laifeng County, Hubei, China.
(30) With principal address of Chaoyang East Road, Min'an Subdistrict, Longshan County, Hunan, China.
(31) With principal address of 74 Fengnan Road, Xiangfengzhen, Laifeng County, Hubei, China.
(32) With principal address of No.3, Unit 6, Xiangbi Village, Huatang Subdistrict, Longshan County, Hunan, China.
(33) With principal address of No.95, Unit 15, Guihuashu Village, Xiangfengzhen, Laifeng County, Hubei, China.
(34) With principal address of No.12-1, Hongyan Village, Huatang Subdistrict, Longshan County, Hunan, China.
(35) With principal address of Unit 6, Xiangbi Village, Huatang Subdistrict, Longshan County, Hunan, China.
(36) With principal address of Room 109, Building 1, 2 Fengbei Road, Xiangfengzhen, Laifeng County, Hubei, China.
(37) With principal address of No.19, Unit 10, Guihuashu Village, Xiangfengzhen, Laifeng County, Hubei, China.
(38) With principal address of 1Xiang 1Qu 12Hao, Jinpenshan, Xiangfengzhen, Laifeng County, Hubei, China.
(39) With principal address of 8 Wanjiatang Road, Xiangfengzhen, Laifeng County, Hubei, China.

PLAN OF DISTRIBUTION

The selling shareholders will offer and sell our ordinary shares at a price as negotiated in private transactions until a public market emerges for our ordinary shares and, thereafter, at prevailing market prices.  The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share; and
●	a combination of any such methods of sale.

The selling shareholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our ordinary shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The selling shareholders may also sell our ordinary shares short and deliver these securities to close out their short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the ordinary shares offered by them will be the purchase price of the ordinary shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved, and in no case will the maximum compensation received by any broker-dealer exceed eight percent (8%).

Any underwriters, agents, or broker-dealers, and any selling shareholders who are affiliates of broker dealers that participate in the sale of the ordinary shares or interests therein may be deemed as underwriters within the meaning of Section 2(11) of the Securities Act.  In such event, any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they may be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, the ordinary shares covered by this prospectus which qualifies for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. We know of no existing arrangements between any of the selling shareholders and any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation.  See “Selling Shareholders” for a description of any material relationship that a shareholder has with us and the description of such relationship.

To the extent required, the shares of our ordinary shares to be sold, the names of the selling shareholders, the purchase price and public offering prices if a public offering is formulated, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the ordinary shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to pay certain fees and expenses incurred by us incident to the registration of the shares. Such fees and expenses are estimated to be approximately $127,000. We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

DESCRIPTION OF SECURITIES

General

We are authorised to issue 1,000,000,000 shares of ordinary shares, par value $0.001 per share, of which 123,000,000 shares of ordinary shares are issued and outstanding as of this filing. We are a British Virgin Islands corporation and our affairs are governed by our memorandum of association and articles of association. The following are summaries of material provisions of our memorandum of association and articles of association insofar as they relate to the material terms of our ordinary shares.  A complete copy of our memorandum of association and articles of association is filed as exhibits to our public filings.

Ordinary shares

All outstanding ordinary shares are of the same class and have equal rights and attributes. The holders of ordinary shares are entitled to one vote per share on all matters submitted to a vote of shareholders of the Company. All shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of liquidation, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of all liabilities. The shareholders do not have cumulative or preemptive rights.

Dividend Rights

Holders of the ordinary shares may receive dividends when, as and if declared by our board of directors out of the assets legally available for that purpose and subject to the preferential dividend rights of any other classes or series of shares of our Company.

Voting Rights

Holders of the ordinary shares are entitled to one vote per share in all matters as to which holders of ordinary shares are entitled to vote. Holders of not less than a majority of the outstanding shares of ordinary shares entitled to vote at any meeting of shareholders constitute a quorum unless otherwise required by law.

Election of Directors

Directors hold office until the next annual meeting of shareholders and are eligible for reelection at such meeting. Directors are elected by a plurality of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. There is no cumulative voting for directors.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, holders of the ordinary shares have the right to receive ratably and equally all of the assets remaining after payment of liabilities and liquidation preferences of any preferred shares then outstanding.

Redemption

The ordinary shares are not redeemable or convertible.

Preemptive Rights

Holders of the ordinary shares do not have preemptive rights.

Other Provisions

This section is a summary and may not describe every aspect of the ordinary shares that may be important to you. We urge you to read applicable British Virgin Islands law, our memorandum of associations and articles of associations, because they, and not this description, define your rights as a holder of our ordinary shares. See “Where You Can Find More Information” for information on how to obtain copies of these documents.

DESCRIPTION OF BUSINESS

Overview

We are principally engaged in the meat processing and distribution business in the People’s Republic of China, (the “PRC” or “China”). We specialize in pork and pork products, and are focused on developing what we believe is a regionally recognized brand of high-quality, fresh-tasting, healthy and nutritious meat products targeting China's middle class. As of September 30, 2013, our product line included over 183 unique meat products, including chilled pork, frozen pork and prepared meats. We sell these products on both a wholesale basis to fast food restaurants, processing factories and other purchasers, and on a retail basis through an exclusive network of branded stores and supermarket counters. We currently have one processing plant in China, located in Laifeng County, Hubei province. Our total production capacity for chilled pork and frozen pork is approximately 85 metric tons per eight-hour day, or approximately 30,000 metric tons on an annual basis. In addition, we have production capacity for prepared meats of approximately 14 metric tons per eight-hour day, or approximately 5,000 metric tons on an annual basis. We use state-of-the-art equipment in all of our processing facilities and sell all of our products under our “Anpulo” and “Linghaotuzhu” brand names.

As of September 30, 2013, our wholesale customers included eight fast food companies in China, 16 processing factories and 51 school cafeterias, factory canteens, hotels, army bases, hospitals and government departments. As of such date, we also sold directly to 156 retail outlets, including supermarkets, within China.

We have a video monitored logistics system that integrates transportation and warehouse management. As of September 30, 2013, we used over 12 temperature-controlled trucks to serve our operations and our temperature adjustable warehouse capacity is approximately 5,230 cubic meters. To differentiate our company from other food processing companies, we have also been working to implement a retail strategy that emphasizes the establishment of a network of branded stores and supermarket counters that are exclusive retailers of our product lines. As of September 30, 2013, we had a total of 38 branded stores and 66 “Anpulo” supermarket counter locations.

Through this strategy, we have established distribution networks in Hubei province, and have formed strategic business alliances with leading supermarket chains in this region.

We believe that the following competitive strengths enable us to compete effectively in the meat products market in Hubei, China:

•	The “Anpulo” and “Linghaotuzhu” brand names are well recognized throughout our target markets in Hubei Province, China;
•	Our geographic location, Laifeng county, and its neighboring counties, are rich in pig farming, which provides us reliable sources to grow and expand;
•
Our “Anpulo” and “Linghaotuzhu” brand products are produced from local pigs, which are raised by local farmers in the region of Enshi Tujia and Miao Autonomous Prefecture, free from drug residue, hormone and heavy metals residues;

•
We’re targeting China’s middle and high end market. Our pork products are believed to be safer, better tastes, better quality by consumers, sell for premium price, normally 20% to 50% higher than similar pork products.

•	We have multi-tiered retail channels which service a diverse customer base;

•	We have established an extensive distribution network in the region supported by our strong cold chain logistics capabilities;

•	We have an experienced management team.

Our Corporate Structure

Overview

We are a holding company and conduct substantially all of our production, marketing, finance, research and development, and administrative activities through our indirect subsidiaries located in China. We were incorporated in the State of Nevada under the name “Europa Acquisition VII, Inc.” on July 30, 2010. On February 9, 2012, the Company filed with the State of Nevada Certificate of Amendment of Certificate of Incorporation changing its name from Europa Acquisition VII, Inc., to Anpulo Food, Inc. On June 25, 2012, the Company re-domiciled from the State of Nevada to British Virgin Islands. Prior to October 30, 2013, we were organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. From July 30, 2010 to October 30, 2013, we did not generate any significant revenue and we accumulated no significant assets as we explored a possible business combination. We entered into our current line of business on October 30, 2013 by acquiring Anpulo International Limited, a holding company formed in Hong Kong (“Anpulo HK”), its wholly-owned  subsidiary Guangxiang Investment Consulting (Shanghai) Co., Ltd., a limited liability company located in China (“Anpulo WFOE”).

On October 30, 2013, we acquired all of the outstanding shares of Anpulo HK in exchange for the issuance by us of an aggregate of 122,900,000 restricted shares of our common stock to the shareholders of Anpulo HK. As a result of our share exchange with Anpulo HK, which is commonly referred to as a “reverse acquisition,” Anpulo HK became our wholly owned subsidiary.

Anpulo HK formed Anpulo WFOE on September 6, 2013. Upon completion of the acquisition, we owned all of the outstanding capital stock of Anpulo HK, and Anpulo HK became our wholly-owned subsidiary in Hong Kong. Anpulo HK, in turn, owns all of the outstanding capital stock of Anpulo WFOE, our operating subsidiary based in China. Anpulo WFOE has entered into control agreements with all of the owners of Laifeng Anpulo (Group) Food Development Co., Ltd. (“Anpulo Laifeng”), which agreements allow Anpulo WFOE to control Anpulo Laifeng. Through our ownership of Anpulo HK, Anpulo HK’s ownership of Anpulo WFOE and Anpulo WFOE’s contractual agreements with the owners of Anpulo Laifeng as well as Anpulo Laifeng itself, we control Anpulo Laifeng.

Corporate History – Anpulo Laifeng

Laifeng Anpulo (Group) Food Development Co., Ltd. was incorporated on March 3, 2005 as a domestic Chinese corporation. As Anpulo Laifeng has continued to grow, it has increased its registered capital, which presently stands at RMB 40,500,000 (approximately $6,500,000).

Our sole director, Wenping Luo, is also the chairman and principal shareholder of Anpulo Laifeng and holds 95%, and along with his wife, Jinfeng Hu, hold 100% of the equity interest of Anpulo Laifeng. Indeed, the holders of the majority of the shares of Anpulo Laifeng also hold the majority of the shares of Anpulo HK. Because our controlling shareholders also own the vast majority of Anpulo Laifeng shares and also because Anpulo Laifeng has entered into control agreements pursuant to which our wholly-owned subsidiary Anpulo WFOE has effective managerial authority over the business of Anpulo Laifeng.

Control Agreements

We conduct our business in China through our subsidiary, Anpulo HK, and its wholly-owned subsidiary Anpulo WFOE. Anpulo WFOE, in turn, conducts its business through Anpulo Laifeng, which we consolidate as a variable interest entity. Anpulo WFOE and Anpulo Laifeng operate in connection with a series of control agreements, rather than through an equity ownership relationship.

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in meat products businesses. Yet, Chinese laws and regulations do prevent direct foreign investment in certain industries. On September 22, 2013, to protect the Company’s shareholders from possible future foreign ownership restrictions, Anpulo Laifeng as well as all of the shareholders of Anpulo Laifeng entered into an Entrusted Management Agreement, Exclusive Option Agreement, Shareholders’ Voting Proxy Agreement and Pledge of Equity Interest Agreement (collectively, the “Control Agreements”) with ANPULO WFOE in return for ownership interests in ANPULO.

The Control Agreements operate as follows:

●
in the Equity Pledge Agreement, all of the shareholders of Anpulo Laifeng pledged all of their rights and interests equity in Anpulo Laifeng, including rights in the shares of Anpulo Laifeng and associated voting rights, to Anpulo WFOE;

●
in the Shareholders’ Voting Proxy Agreement, all of the shareholders of Anpulo Laifeng irrevocably appointed parties designated by Anpulo WFOE with the exclusive right to exercise their voting rights associated with their shares in Anpulo Laifeng;

●	in the Exclusive Option Agreement, Anpulo Laifeng and all of its shareholders irrevocably granted to Anpulo WFOE the exclusive option to purchase all of their shares of Anpulo Laifeng; and

●
in the Entrusted Management Agreement, Anpulo Laifeng and all of its shareholders granted to Anpulo WFOE the exclusive responsibility for the operation of Anpulo Laifeng, including the rights to appoint and terminate members of its board of directors, to manage and control all cash flow and assets of Anpulo Laifeng, and to control and administer the financial affairs and daily operations of Anpulo Laifeng.

As a result of these Control Agreements, which also cause Anpulo WFOE to absorb 100% of the expected losses and gains of Anpulo Laifeng, we are considered the primary beneficiary of Anpulo Laifeng. While Anpulo Laifeng maintains its separate corporate identity, management authority for its decisions and actions is formally vested in Anpulo WFOE, and indirectly with its ultimate parent entityAnpulo, as a result of the Control Agreements. Accordingly, we consolidate Anpulo Laifeng’s operating results, assets and liabilities in our financial statements. For a description of these contractual arrangements, see “Our Corporate Structure—Contractual Arrangements with Anpulo Laifeng and Anpulo Laifeng’s Shareholders.”

We are currently in the process of registering the equity pledge for all of the shares of Anpulo Laifeng as set forth in the equity pledge agreement with SAIC local branch. Before such registration is completed, the equity pledge is deemed to have not been established, and therefore if the pledged shareholders defaults on other contractual agreements, including Shareholders’ Voting Proxy Agreement, Exclusive Option Agreement and Entrusted Management Agreement, Anpulo WOFE is not entitled to enjoy a first priority in the equity interest, registered capital, investments, all money, dividends, interest and benefits at any time arising in respect of all the equity interests and registered capital of Anpulo, all voting rights and all other rights and benefits attaching to or accruing to the equity interests in or the registered capital. Please see “Risk Factors.”

In exchange for these grants, the shareholders of Anpulo Laifeng received ownership of the majority of the shares of Anpulo. That is, Anpulo Laifeng shareholders (including Mr. Wenping Luo, who founded Anpulo Laifeng and is the chairman of the boards of both Anpulo Laifeng and Anpulo) transferred their right to control Anpulo Laifeng to Anpulo WFOE. Anpulo Laifeng shareholders then collectively received 122,900,000 of 123,000,000 presently issued and outstanding shares, representing 99.92% of Anpulo’s issued common shares. Pursuant to the Shareholders’ Voting Proxy Agreement, Anpulo WFOE designated Mr. Wenping Luo as its designee to vote the proxies of these Anpulo shareholders.

Our current corporate structure is as follows:

Equity interest

Contractual arrangements including Entrusted Management Agreement and Exclusive Option Agreement. For a description of these agreements, see “Corporate Structure— Contractual Arrangements with Anpulo and Anpulo’s Shareholders.”

Contractual arrangements including Exclusive Option Agreement, Shareholders’ Voting Proxy Agreement and Pledge of Equity Interest Agreement. For a description of these agreements, see “Corporate Structure— Contractual Arrangements with Anpulo and Anpulo’s Shareholders.”

Our Industry

The Meat Industry in China.  According to the Earth Policy Institute, half of the world’s pigs, about 476 million are said to reside in China. In value terms, China's overall meat industry is the second largest sector in the country's entire retail food market. Historically, the vast majority of meat sales in China have taken place in free wet markets, most of which are found in open-air markets or on streets. These markets provide a venue through which customers can buy live poultry or freshly slaughtered meat produce directly from local farmers. However, with the increase of living and hygiene standards, PRC governmental agencies have encouraged the replacement of open air markets with supermarkets and convenience stores and, consequently, the market share of open air markets has declined. In 2010, the China Meat Association, or CMA, put forth the China Meat Industry Development Strategy Report for 2011-2015, which targets a decrease in sales of room temperature pork to below 50% of total pork sales in cities at or above the county level by 2015. We believe this trend will favor our chilled and frozen pork wholesale business and will result in additional customers for the network of showcase stores, branded stores and supermarket counters that retail our products on an exclusive basis.

The meat industry in China is characterized by fragmentation, sanitation and hygiene issues, as well as social demographic trends. The meat industry is highly fragmented, and supply is extremely localized with limited distribution capability. China’s large size and relatively under-developed transport infrastructure have made it difficult to create national or even regional level brands in the industry.

There are no governmental restrictions on the ability of foreign entities to enter the meat and food processing business in China, which has been designated as an encouraged industry for foreign investment.

The Retail Meat Market. The retail market for fresh and processed meat and meat products in China has grown substantially in value during the past several years, primarily due to the following key factors:

•
Increased consumer spending power, which has led to heightened consumer aspirations and the ability of consumers to make more frequent purchases of fresh and processed meat and meat products, as well as purchases of more expensive products;

•	Development of more integrated distribution systems and infrastructure throughout China, which has led to better distribution around the country from manufacturer to retailer;

•	Rationalization and consolidation of the domestic industry, which has improved industry productivity and profitability, and raised the level of market supply; and

•
Increased market penetration of more organized retail outlets with chilled and frozen product display cabinets which, in turn, has created larger overall outlets for fresh and processed meat and meat products.

These factors have led not only to increased consumer demand, but also to improvements in the ability of meat processors and distributors to get their products to consumers in fresher condition. Meat processors also have helped to increase demand by increasing the variety of products they are able to supply.

As consumer lifestyles in China's cities have become busier, people are finding that they have less time to prepare meals at home from fresh products alone. We believe that this has created a market for more convenient foods, such as partly cooked meats, processed meats and ready-to-eat meals containing meat.

We believe that retail sales of frozen and chilled meat products have been growing fast over the past several years. Improvements in the retail infrastructure helped to spur growth in these sectors, but the proliferation of better-equipped stores containing chiller and freezer cabinets is only part of the equation. Just as important is the success of major players in developing — and generating widespread consumer interest in — new products at a time when local consumers have been looking to spend their increased incomes on more meat products. Furthermore, the spread of more organized retailers into rural areas, particularly through the rural retail chain store program is encouraging the use of chiller and freezer cabinets in the countryside at a time when the rural appliance rebate scheme is driving strong growth in rural sales of household appliances, especially refrigerators. This is creating new markets for chilled and frozen food in rural areas, as well as new potential growth for sales of frozen and chilled meats.

We believe that total sales value in the meat sector will follow similar trends to those seen in recent years, though probably at more consistent rates. Overall growth rates are expected to see continued slowing as the market matures, but we expect chilled and frozen meats, and prepared meat products to still experience rapid growth as a result of increased demand and continuing market penetration due to the spread of modern retail outlet chains such as hypermarkets, supermarkets and convenience stores.

 Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in China's meat products market:

Our geographic location put us ahead of our competitors. Labor is a large portion of total operating costs for food processing companies. Our production and processing plant is locatedin Laifeng county, Enshi Tujia and Miao Autonomous Prefecture, where we believe that we have a lower labor cost structure and a more abundant labor supply than many of our competitors. Laifeng County, along with its neighboring counties, are also rich in pig farming, which provides us reliable sources to grow and expand.

The “Anpulo” brand name is well-recognized throughout our target markets in Hubei province, China. We believe that our “Anpulo” brand is well-recognized in Hubei province, China. We have positioned our brand identity as "healthy, better nutrition, freshness and quality" and we believe our products have a reputation as being clean, fresh, safe, nutritious and healthy. In March 2007, we received “Nuisanceless Agrofood Certification” for our chilled and frozen pork products from Ministry of Agriculture, and our “Anpulo” trademark was awarded certification as a “Hubei Province Famous Trademark” by the Hubei Province Administration of Industry and Commerce, and our “Anpulo” branded chilled pork and frozen pork products were certified as a “Hubei Province Famous Brand Product.” We believe our brand recognition, market position and customer loyalty, combined with our strong distribution network, give us a competitive advantage in Hubei Province’s meat products market.

Our premium products. Our “Linghaotuzhu” brand products are produced from local pigs, which are raised by local farmers in the region of Enshi Tujia and Miao Autonomous Prefecture, free from drug residue, hormone and heavy metals residues. We’re targeting China’s middle and high end market. Our pork products are believed to be safer, better tastes, better quality by consumers, sell for premium price, normally 20% to 50% higher than similar pork products.

Multi-tiered retail channels serving a diverse customer base. We have an exclusive network of branded stores and supermarket counters, which supplements our wholesale channels and helps drive the revenues of all of our business lines. As of September 30, 2013, we had a total of 38 branded stores across China, which are designed to highlight all of our products and reinforce our brand. In addition, we also sell our products to the retail market through exclusive counters in supermarkets, which are owned and operated by ourselves. As of September 30, 2013, there were 66 Anpulo supermarket counters. We believe that our multi-tiered retail strategy helps us attract and maintain key customers. Our key customers include wholesalers, restaurants, supermarkets, large retailers, food processing factories, school cafeterias, factory canteens, hotels, army bases, and government departments throughout China. We believe that we have close, long-standing relationships with most of our major customers and those strong customer relationships, coupled with our multi-tiered retail strategy, effectively reinforce our brand.

Experienced management team. Our management team has extensive operating experience and industry knowledge. Led by our founder, Chairman and Chief Executive Officer Mr. Wenping Luo, who has over 10 years of experience in the food processing industry in China. Our management team comprises seasoned industry veterans with in-depth knowledge of customer trends and extensive relationships with industry participants in China. We believe that our management team's combined experience and capabilities give us the ability to further grow and expand our business.

Our Strategies

Our long-term business strategy is to establish our company as a leading provider of premium meats and meat products in China. Our goal is to increase our market presence and to provide our customers with the highest quality, freshest, healthiest, most nutritious and safest meat and food products. The key elements of our growth strategy include the following:

Increase our brand recognition. We believe we can best achieve sustainable growth through a recognizable brand name. We are focused on building a leading, nationally known brand name in China's food processing industry. To that end, we intend to continue to invest heavily in building our "Anpulo" brand as a symbol of health, nutrition, freshness and quality. We plan to build our brand by implementing a comprehensive brand awareness program that will focus on advertising and promotion, pricing strategies, distribution channels and packaging design and functionality. In addition, in order to differentiate the quality of our products from those of our competitors and to help foster strong brand recognition with consumers, we have established and implemented a network of specialty grocery stores, branded stores and exclusive supermarket counters to showcase our meat products. As of September 30, 2013, we had 38 branded stores and 66 "Anpulo" supermarket counters. We believe our retail stores will create additional brand awareness that will benefit our wholesale customers and showcase all of our products in a manner that will provide consumers with an enhanced appreciation of the scope of our offerings.

Expand our market presence and strengthen our leading logistics capabilities. We regard our logistics capabilities as a key to our growth strategy and believe our comprehensive plan for logistics management, which includes the integration and coordination of our transportation and warehouses, warehouse management, inventory and transportation control systems, together with the integration of our marketing and manufacturing efforts, will enable us to accelerate our growth by expanding our operations across China. As of September 30, 2013, we operated sales offices in Laifeng County and Wuhan City in China and had warehouses in each of those cities.

Increase our production capacity. We plan to develop capacity for chilled and frozen pork and prepared pork products as well as cold chain logistics facilities, in all of our targeted markets. We anticipate that when we endeavor to purse this plan, we will mainly expand our capacity through building standardized facilities, but may also explore acquisitions and leasing to further expand our capacity.

Expand and optimize our product lines.    As of September 30, 2013, our product lines included over 183 types of pork products. From early 2009 to middle 2011, we collaborated with Huazhong Agricultural University and Hubei Normal University to analyze the formation of “Linhaotuzhu” meat and examine its value by its look, taste, nutrition and its processed-product potential. Furthermore, our strategic planning and marketing departments conduct market studies that seek to identify developing trends in the meat and fresh foods industries and evaluate the ever-changing consumption patterns of consumers in China. Leveraging the information from these market studies, we intend to strengthen our market position and accelerate our growth by introducing new lines of low temperature meat products, with a view to maintaining customer interest and creating new demand. We also believe the introduction of new products will broaden our product range and make it more difficult for new competitors to enter the market or to attain significant market share. As of September 30, 2013, we had over 30 new products under development.

Maintain our technological superiority.    We have pursued an integrated approach in designing our operations and have formulated a strategy to address important issues in the meat and fresh foods industry in China, such as hygiene, sanitation and distribution capability, that have historically hindered the development of national brands in the industry. We have purchased state-of-the-art equipment and installed production lines with the most advanced technology in our processing plants. We believe our logistics management capabilities also provide us a competitive advantage by allowing us to implement significant modifications in our logistics systems on a quick response basis. With feedback from our marketing and sales teams, procurement department and strategic planning group, we are able to modify our systems in response to changes in the marketplace, competitive environment, government regulations and technology, such as the use of bar codes to enhance the speed and accuracy of information. We plan to continue to invest in technology to grow our business.

Our Products

The chilled and frozen pork products we produce are sold as various cuts of meat, such as the shoulder, the ribs, the loin or the leg. Other parts of the hog, such as the head, ears, trotters and internal organs, have a ready market in China and are also distributed and sold by us.

The pork products produced by our slaughterhouses are sold to a wide variety of customers, such as meat and food distributors, wholesalers, food processing companies and supermarkets. Our pork products are distributed and sold locally in the domestic market.

Chilled Pork. In our production of chilled pork, meat is chilled but not frozen at a temperature of between 32℉ (0℃) and 39.2℉ (4℃), immediately after it is cut and packed, and thereafter maintained at that temperature during storage or transportation. This serves to preserve the freshness and quality of the meat. Chilled pork will usually have to be consumed within one week from the time of slaughter.

While chilled pork generally is more costly than frozen pork, our market research indicates a trend among customers toward chilled pork and away from frozen pork. Most of the chilled pork we produce is distributed and sold to domestic customers who comprise mainly fresh food distributors and wholesalers, markets and supermarkets located within a 500 km delivery radius of our processing facilities.

Frozen Pork. In the production of our frozen pork, the meat is frozen at –31℉ (–35℃) to –40℉ (–40℃) for 48 hours, after which it is stored or transported at a constant temperature of between –0.4℉ (–18℃) to –13℉ (–25℃). Generally, frozen pork can be kept for about 12 months from the time of slaughter. Frozen pork is cheaper relative to chilled pork at the retail level. Food and food processing companies usually require frozen pork in their production of processed meats such as luncheon meat and canned, stewed meat. In China, most of the pork sold in markets, supermarkets and restaurants is frozen. The domestic customers for our frozen pork include food processing companies and food distributors.

Hog By-Products and Variety Meats. Hog heads, ears and trotters and the internal organs, such as the kidneys, livers, stomachs and intestines, are commonly used in Chinese cuisine and therefore have a ready market. We usually sell these by-products and variety meats to domestic customers. These items are also sold to food processing companies to be used as raw materials for other meat and meat-based products.

Prepared Meats. We also produce a line of prepared meats, such as sausages, hams and Chinese cured hams that includes more than 30 items that are marketed under our “Anpulo” brand.

Live hogs and raw pork are the principal raw materials used in our production. See “Item 1A. Risk Factors - Risks Relating to Our Business - If there are any interruptions to or a decline in the amount or quality of our live hogs, raw pork or other major raw material supply, our production or sales could be materially and adversely affected.”

Manufacturing and Production

For each of the years ended December 31, 2012, and 2011 substantially all of our assets, including all of our material assets, were located in China.

As of October 30, 2013, we owned and operated one slaughterhouse in Laifeng County, Hubei province to carry out the business of slaughtering hogs and the production and sale of chilled and frozen pork products. Our current total production capacity for chilled pork and frozen pork is approximately 85 metric tons per eight-hour day, or approximately 30,000 metric tons on an annual basis. As of such date, we owned one facility in Laifeng Conty for prepared pork products. We have production capacity for prepared pork products of 14 metric tons per eight-hour day, or approximately 5,000 metric tons on an annual basis. We use state-of-the-art equipment in all of our slaughterhouses and processing facilities.

We procure hogs from local hog farms and breeders located in close proximity to our slaughterhouses. All the hogs we purchase for slaughtering in our slaughterhouses must have all the health certificates issued by the relevant authorities in China to ensure that the hogs have been under strict and consistent supervision during the rearing period and are in good health when they are purchased by us. In addition, the hogs slaughtered in our slaughterhouses are also subject to inspections by our own team of certified veterinarians.

Production of Chilled and Frozen Pork Products. Our veterinarians ensure that only healthy hogs are slaughtered at our slaughterhouses. We maintain all required licenses and certificates from central and local government authorities with regard to our pork production business. In October 2007, we were awarded certifications ISO 9001 and ISO14001. The ISO 9001 certification relates to our production, research and development and sales activities. The ISO 9001 certification indicates that our slaughterhouses and pork production operations comply with international standards of quality assurance established by the International Organization of Standardization. The ISO14001 was developed to provide a management system to help organizations reduce their environmental impact. The ISO14001 provides the framework for us to demonstrate our commitment to the environmental by reducing harmful effects on environment and providing evidence of continual improvement of environmental management.

When hogs arrive at the slaughterhouses, our certified veterinarians, together with the local Animal Husbandry Department inspectors, conduct a physical inspection of the hogs to ascertain whether they are fit for human consumption. Blood and urine samples are obtained from a random sample of hogs which are tested for disease. The hogs are then weighed and are quarantined for approximately six to twelve hours, during which time only water is provided to the hogs.

After the quarantine period has passed, we conduct another physical inspection of the hogs. This physical inspection is conducted jointly with the inspectors from the Animal Husbandry Department. Hogs that are found fit for human consumption will be slaughtered while those found to be deficient are immediately culled. We shower the hogs with water before and after slaughter to clean them. Instruments used for slaughtering and cutting up the carcasses are sterilized several times a day.

Quality control checks are conducted at all production stages to detect and remove meat that is spoiled or has been infected by bacteria. The appearance of the skin, internal organs and the meat itself is subject to physical observation and laboratory testing to see if the hog is diseased. Every hog that is slaughtered in our slaughterhouses is assigned a serial number so that a trace can be run on any processed hog. All of these quality control checks are conducted by our veterinarians and quality control staff.

A high level of hygiene is maintained at our slaughterhouses. All staff and visitors who enter the slaughterhouses must first put on protective clothing and be sterilized with disinfectant. All packaging materials used for meat also must be sterilized.

As of September 30, 2013, a total of 33 employees worked in our quality assurance program, of which 12 were quality control engineers and 21 were staff. The quality control laboratory meets all standards set by the authorities and relevant agencies in China.

Storage and Transportation of Pork Products. The pork products from freshly slaughtered hogs at our slaughterhouses are blast frozen after slaughtering to prevent deterioration of the meat caused by bacteria or chemical changes. Frozen meat is stored in cold storage facilities at a temperature of between –9.4℉ (–23℃) and –0.4℉ (–18℃) for 24 hours before being transported. Chilled meat is chilled to between 32℉ (0℃) and 39.2℉ (4℃) before being transported to customers. The chilled and frozen pork is maintained within the requisite temperature ranges during subsequent handling, transportation and distribution to retain freshness and to prevent deterioration of the meat.

Sales, Marketing and Distribution

Our key customers are principally wholesalers, restaurants, supermarkets, large retailers and food services, such as food processing factories, school cafeterias and canteens, in China. For the years ended December 31, 2012 and 2011, one customer accounted for 10% or more of our revenues. No material amount of our business is dependent on government contracts.

Sales volume for the meat industry typically increases during the period leading to the one-week celebration of the Chinese Spring Festival, which usually takes place in late January or early February. In general, demand for pork tends to be the greatest during the first quarter of the year due to the tendency of consumers to eat greater amounts of meat during the Spring Festival and the colder period of the year. The third quarter typically is the slower season for the industry due to the lower supply of live hogs as well as the slight drop in meat consumption during the hot summer months. However, in general we do not experience any material seasonal effect on our revenues.

As of December 31, 2012, we had sales offices in Laifeng County, Enshi Tujia and Miao Autonomous Prefecture and Wuhan City in China, and had warehouses in each of these two cities.

We market our pork products through a sales team and a network of agents in Wuhan City. The sales team is responsible for securing orders for our pork products, maintaining and building relationships with existing customers and for securing new customers. Our sales team is also involved in identifying new markets in line with the existing customer base and our geographical expansion plans.

Our sales teams travel to major cities in China, such as Shanghai, Beijing, and Guangzhou, to market and sell our pork products to wholesale markets and selected retail chains in those cities. We usually transport pork products by refrigerated trucks.

We also sell directly to selected chains and independent resellers. Some of the major selection criteria we employ to screen resellers include the following:

•	market potential of the reseller’s location;

•	competitiveness of the local market;

•	location and coverage;

•	traffic density; and

•	credibility of the operator and market development capacity.

Retail Operations

We have successfully established a vertically integrated fresh meat and meat products supply chain from farming, slaughtering, cutting, processing and wholesaling to retailing via an exclusive network of branded stores and supermarket brand counters. We believe our unique business model differentiates our company from other major national meat and meat products producers in China. We have supplemented our wholesale channels by establishing a retail network to establish a second sales channel while minimizing channel conflict. We believe that by broadening awareness of our entire product line, our retail stores will help drive the revenues of all of our business lines, including the revenues from our wholesale channels.

Our advertising also generally promotes our brands rather than a particular store, in an effort to drive business to every retailer that carries our products and not just to our network of retail stores. Our marketing goals are not designed to take business from the supermarkets or other partners of our company, but to increase the overall number of buyers of our branded products.

Branded Stores.  We sell products through branded stores that are owned and operated by independent operators.  As of September 30, 2013, there were 38 branded stores that were generally located in the larger cities in Hubei province and adjoining provinces. We provide the operators of the branded stores standardized physical designs and layouts for each store, and the operators of the branded stores manage the business following our management guidelines and pricing policies.  Each store has the right to use "Anpulo" logos and brands.

“Anpulo” Supermarket Counters. We also have established “Anpulo” supermarket counters in supermarkets and local markets. As of September 30, 2013, there were 66 “Anpulo” supermarket counters. The counters are exclusive purveyors of our meats and meat products and are owned and operated by ourselves. A majority of the “Anpulo” counters at supermarkets use our standardized physical design and layout in addition to related rules and guidelines provided by the supermarket partners.

Research and Development

Research and development continues to be a significant component of our strategy to extend our existing brands and product lines and expand into new branded items and product lines. From early 2009 to middle 2011, we collaborated with Huazhong Agricultural University and Hubei Normal University to analyze the formation of “Linhaotuzhu” meat and examine its value by its look, taste, nutrition and its processed-product potential.

We also have invested in employee training and development to help sustain our rapid and healthy growth while maintaining a satisfactory profit margin.

During 2012, we launched 15 new products that were developed in our technology center and, as of September 30, 2013, we had over 30 new products under development.

Intellectual Property

We regard brand positioning as the core of our competitive strategy. Since the ultimate aim of our business strategy is to satisfy the customer, gaining a valued position in the minds of customers is of paramount importance. Our branding process seeks to create a unique identity and to properly position our brand platform. To protect our brand position, we have registered our “Anpulo” logo as a trademark in pork product category and “Linhaotuzhu” logo as a trademark in sausage category.

We cannot give any assurance that the protection afforded our intellectual property will be adequate. It may be possible for third parties to obtain and use, without our consent, intellectual property that we own or are licensed to use. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Item 1A. Risk Factors - Risks Related to Our Business - Failure to adequately protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

Competition

The production and sale of meat and food products in China and internationally are highly competitive. There are numerous producers of processed meat products in China, a number of which market their products under different brand names. We believe most of these producers have only one or two lines of production facilities and sell their products primarily in the areas surrounding their facilities. Due to the lack of logistics capabilities, we believe there are no national market leaders in China's meat industry. Our products compete with the premium prok product line of COFCO Corporation. COFCO Corporation has greater resources, owns or controls more processing plants and equipment, or offer a larger product line than we do. In addition, a number of the world's largest food processing companies have recently established joint ventures with food manufacturers or producers in China, and we expect competition from these ventures to increase in the future.

We believe all food segments in China compete on the basis of price, product quality, brand identification and customer service. Our competitive strategy is to provide, through our aggressive marketing and strong quality assurance programs, a higher quality of products that possess strong brand recognition, which will in turn support higher value perceptions from customers.

Government Regulation

The PRC government is actively promulgating a plan for “safe meat” and is taking various measures to raise the proportion of slaughtering automation to over 70% of all meat and actively enforce authorized slaughtering and quarantine. Special grants, subsidized financing, preferential tax policies, governmental funding and other subsidies are provided to well-performing enterprises in order to acquire state-of-the-art technology and equipment in meat processing. Such government incentives provide competitive advantages and opportunities to well-performing companies because such policies work to raise the bar for entering the industry and to eliminate inefficient companies in the industry. We expect such government support for the processing of agricultural products to continue for a number of years in the foreseeable future. However, the determination as to whether we can continue to benefit from such government programs in the future will depend on how the government administers its incentive programs and how well we perform. If we maintain the current trend in our performance, it is possible we may obtain further government support through such incentive programs.

In February 2009, the Standing Committee of the National People’s Congress of China issued the Food Safety Law. Any enterprise engaged in the production, processing, sale, import and export, and inspection of food and food-related products must comply with the Food Safety Law, which prescribes the licenses and safety requirements in respect of food, food additives, food containers, food packaging materials, detergents and disinfectants, food utensils and equipment, as well as food safety standards, assessment of food safety risks and management of food safety accidents. According to the Food Safety Law, any enterprise engaged in production of food must obtain a food production license from the competent quality inspection administration authority at or above the county level.

In December 2009, the PRC Ministry of Commerce issued the Hog Slaughtering Industry Development Guidelines for 2010-2015. The guidelines state that the government will control the number of slaughterhouses in China and specifically that there should be less than four slaughterhouses in urban areas of municipalities and cities with a resident population of five million or more, and less than two slaughterhouses in urban areas of other cities at or above the prefecture level.

Government and consumers take the food safety as one of their top priorities. With the government support, the consolidation of the industry is accelerating.

We are also subject to stringent environmental regulations. See “Item 1A. Risk Factors - Risks Relating to Our Business - Our failure to comply with increasingly stringent environmental regulations and related litigation could result in significant penalties, damages and adverse publicity for our business.”

Employees

As of December 31, 2012, we employed 318 employees, of whom 124 were operating personnel, 157 were sales personnel, 5 were research and development personnel and 32 were administrative personnel. We are not subject to any collective bargaining agreement and we believe our relationship with our employees is good.

DESCRIPTION OF PROPERTIES

The following table shows certain information relating to our corporate offices and other facilities.

Property	Address	Rental Term	Space
Headquarter	Hangkong Road, Laifeng County, Hubei Province, China 445700	Company Owned	Land area 6.26 acres(25313.87 square meters), construction area 116,100 sq. feet(6735.41 square meters)

Distribution Center in Wuhan	51 Lvjiawan, Qingshan District, Wuhan, Hubei, China 430080	5 years (May 1, 2011 - May 1, 2016)	14,000 sq. feet

LEGAL PROCEEDINGS

We are currently not involved in any lawsuits or legal proceedings that might arise in the ordinary course of business. From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result may arise from time to time that may harm our business. We are currently not aware of any potential legal proceedings or claims that will have a material adverse effect on our business, financial condition or operating results.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

We intend to apply for quotation of our ordinary shares on the OTC Bulletin Board. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved. In the absence of a trading market or an active trading market, investors may be unable to liquidate their investment or make any profit from the investment. No liquid public market currently exists for our ordinary shares and there can be no assurance that an active trading market will develop, or if an active market does develop, that it will continue.

Holders

As of October 30, 2013, there were 38 holders of record of our ordinary shares.

Dividends

To date, we have not declared or paid any dividends on our ordinary shares. We currently do not anticipate paying any cash dividends in the foreseeable future on our ordinary shares. Although we intend to retain our earnings, if any, to finance the expansion and growth of our business, our board of directors has the discretion to declare and pay dividends in the future.

Payment of dividends in the future will depend upon our earnings, capital requirements, and any other factors that our board of directors deems relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read along with our financial statements and notes thereto. This section includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our predictions.

During the period from our formation on July 31, 2009 to September 22, 2013, we did not generate any significant revenue, and accumulated no significant assets, as we explored various business opportunities.

On September 22, 2013, Laifeng Anpulo (Group) Food Development Co., Ltd. (“Anpulo Laifeng”) entered into an entrusted management agreement with Anpulo International Ltd.’s wholly owned subsidiary, Guangxiang Investment Consulting (Shanghai) Co., Ltd. (“Anpulo WFOE”), which provides that Guangxiang will be entitled to the full guarantee for the performance of such entrusted management agreement entered into by the Company. Anpulo International Limited. (“Anpulo HK”) was incorporated in Hong Kong, People’s Republic of China (“PRC”) on May 30, 2012. Other than the equity interest in Anpulo WFOE, Anpulo HK does not own any assets or conduct any operations. Anpulo WFOE is also entitled to receive the residual return of the Company.  As a result of the agreement, Anpulo WFOE will absorb 100% of the expected gains or losses of the Company, which results in Anpulo WFOE being the primary beneficiary of the Company.

Anpulo WFOE also entered into a pledge of equity agreement with the principal shareholders of the Company (the “Principal Shareholders”), who pledged all their equity interest in the entity to Anpulo WFOE. The pledge of equity agreement, which were entered into by each Principal Shareholder, pledged each of the Principal Shareholders’ equity interest in the Company as a guarantee for the entrustment payment under the Entrusted Management Agreements. In addition, Anpulo WFOE entered into an option agreement to acquire the Principal Shareholders’ equity interest in these entities if or when permitted by the PRC laws.

Based on these exclusive agreements, the Company will be treated as a variable interest entity (“VIE”) of  Anpulo HK as required by generally accepted accounting principles in the United States (“US GAAP”), because Anpulo HK is the primary beneficiary of the VIE. The profits and losses of the Company are allocated based upon the Entrusted Management Agreement.

On October 30, 2013, we entered into a Share Exchange Agreement (the “Exchange Agreement”) with Anpulo HK . Pursuant to the terms of the Exchange Agreement, the shareholders of Anpulo HK transferred to Anpulo all of the Anpulo HK Shares in exchange for the issuance of 122,900,000 shares of our common stock (the “Share Exchange”). As a result of the Share Exchange, Anpulo HK became a wholly-owned subsidiary of us and the shareholders of Anpulo HK acquired approximately 99.92% of our issued common shares.

The effect of the Share Exchange is such that effectively a reorganization of the entities has occurred for accounting purposes and is deemed to be a reverse acquisition. Subsequent to the Share Exchange the financial statements presented are those of a combined Anpulo HK and its subsidiaries, including its VIE, Anpulo Laifeng, as if the Share Exchange had been in effect retroactively for all periods presented. As previously noted the “Company” for financial statement purposes was the consolidation of Anpulo HK, Anpulo WFOE and Anpulo Laifeng. Subsequent to the Share Exchange the “Company” is referred to as the consolidation of Anpulo HK , Anpulo WFOE, Anpulo Laifeng and Anpulo, with Anpulo as the legal acquirer in Share Exchange, and subsequent to the Share Exchange the parent company of the consolidated entity. For financial reporting purposes, Anpulo HK was considered the acquirer in such transaction. As a result, our historical financial statements for all periods prior to September 22, 2013 included in this prospectus are those of Anpulo HK.

Overview

We are principally engaged in the meat and food processing and distribution business in the People’s Republic of China (“PRC”). Currently, we have one processing plant located in Laifeng County, Hubei Provinces in the PRC, with a processing plant for hog slaughtering, cutting, and preserving. Our current maximum production capacity for hog slaughtering is 85 metric tons per day, based on an eight-hour working day, or approximately 30,000 metric tons on an annual basis. For the cutting function, our current maximum production capacity is 27 metric tons per day, based on an eight-hour working day, or approximately 10,000 metric tons on an annual basis. Our plant has 16 smokehouses with a maximum annual production capacity of 150 metric tons in total. We also own 17 refrigerators for freezing and frozen pork storage. 16 of the refrigerators are located in our processing plant with 4,750 cubic meters maximum storage capacity and 1 of the refrigerators located in Wuhan City with 480 cubic meters storage capacity. We utilize state-of-the-art equipment in all of our abattoir and processing facility.

In 2005, we invested approximately $5,300,000 or RMB 32 million in constructing a new abattoir, a fresh-chilled meat processing facility, and 11 industrial refrigerators in Laifeng County, Hubei Province. The facility has a production capacity of 82 metric tons per eight-hour working day, or approximately 30,000 metric tons on an annual basis. The production capacity is designed for the producing chilled pork, frozen pork, and smoked pork products. The facility had been put into operation on November 20, 2006.

In June 2011, we invested approximately $430,000 or RMB 2.6 million in installing 5 new refrigerators for an additional 1,450 cubic meters storage capacity. In February 2012, we installed a new refrigerator with 480 cubic meters storage capacity in Wuhan City.

Our products are sold under the “Anpulo” and “Linghaotuzhu” brand names. Our customers are mainly located in Hubei and Hunan Province, including the seven major supermarket operators. We are selling our chilled pork, frozen pork, and smoked pork through 38 branded stores, 66 “Anpulo” supermarket counters, 16 food distributors and 51 schools and restaurants.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate, on an on-going basis, our estimates for reasonableness as changes occur in our business environment. We base our estimates on experience, the use of independent third-party specialists, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments, estimates and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe the following are our critical accounting policies:

Accounts Receivable. We state accounts receivable at cost, net of allowance for doubtful accounts. Based on our past experience and current practice in the PRC, management provides for an allowance for doubtful accounts equivalent to those accounts that are not collected within one year plus 20% of receivables less than six months old, 50% of receivables less than a year old. It is management’s belief that the current bad debt allowance adequately reflects an appropriate estimate based on management’s judgment.

Inventory Valuation. We value our pork inventories at the lower of cost, determined on a weighted average basis, and net realizable value (the estimated market price). When the carcasses are disassembled and transferred from primary processing to various manufacturing departments, we adjust the net realizable value for product specifications and further processing, which becomes the basis for calculating inventory values. In addition, substantially all inventory expenses, packaging and supplies are valued by the weighted average method.

Income Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes.” We compute our provision for income taxes based on the statutory tax rates and tax planning opportunities available to us in the PRC. Significant judgment is required in evaluating our tax positions and determining our annual tax position.

Results of Operations

In fiscal 2013, we intend to continue to focus on the implementation of our strategic plan to continue the growth we have experienced in the last five years. We are planning to invest $7.5 million or RMB 45 million in completing a construction of a new processing facility for prepared pork with annual production capacity of 1,600 metric tons and increase our products from 183 products to 193 products.

In fiscal 2013, we expect the results of the pork and pork products to remain strong. While supply is expected to be ample, live hog prices are expected to remain at their current relatively-high levels. We anticipate that our gross profit margin will not change significantly during the remainder of fiscal 2013. We anticipate strong demand for pork throughout the remainder of fiscal 2013. We also expect to increase our market share in the meat and meat products segment in our target markets in fiscal 2013.

The following table sets forth, for the periods indicated, certain statement of operations data:

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011
	(Unaudited)	(Unaudited)

Revenues	$8,772,014	$7,103,391	$18,115,582	$15,084,726
Cost of sales	7,062,253	6,092,854	15,513,533	13,346,653
Gross profit	1,709,761	1,010,537	2,602,049	1,738,073

Operating expenses:
General and administrative expenses	1,002,817	587,394	1,298,634	858,395
Selling expenses	1,049,752	499,281	1,590,714	1,140,362
Total operating expenses	2,052,569	1,086,675	2,889,348	1,998,757

Income (loss) from operations	(342,808)	(76,138)	(287,299)	(260,684)

Other income (expense):
Interest expense	(417,965)	(251,914)	(495,850)	(317,819)
Subsidy income	117,509	915,227	942,095	595,416
Other income (expense)	21,713	(4,168)	71,186	96,609
Total other income (expense)	(278,743)	659,145	517,431	374,206

Net income (loss) before taxes	(621,551)	583,007	230,132	113,522
Provision for income taxes	-	-	-	-

Net income (loss) after taxes	$(621,551)	$583,007	$230,132	$113,522

Net income (loss)	$(621,551)	$583,007	$230,132	$113,522
Foreign currency translation adjustment	100,370	31,396	39,872	175,540
Comprehensive income (loss)	$(521,181)	$614,403	$270,004	$289,062

Comparison of Six Months Ended June 30, 2013 and June 30, 2012

Revenue. Total revenue increased from $7.1 million for the six months ended June 30, 2012 to $8.8 million for the same period in 2013, which represented an increase of $1.7 million, or approximately 23%. The increase in revenues was primarily due to increased sales in our meat and meat products resulting from the effects of the continued increase in the amount of supermarket stores and increased sales to supermarket stores during the six months ended June 30, 2013. During the six months ended June 30, 2013, we have 7 supermarket counters were opened, as compared to 2 new "branded" retail stores and 12 new supermarket counters opened during the six months ended June 30, 2012. As of June 30, 2013, our total number of "branded" retail stores and supermarket counters were 38 and 66, respectively, compared to 38 and 59, respectively, as of June 30, 2012.

During the six months ended June 30, 2013, revenues from sales to "branded" retail stores of $4 million and supermarket stores of $2.8 million, which represented an increase of $0.8 million, or approximately 13%, as compared to the six months ended June 30, 2012. During the six months ended June 30, 2013, revenues from sales to food service distributors increased to $1.6 million, which represented an increase of $0.8 million, or approximately 92%, as compared to the six months ended June 30, 2012. During the six months ended June 30, 2013, revenues from sales to restaurants and non-commercial customers increased to $256,000, which represented an increase of $106,000, or approximately 71%, as compared to the six months ended June 30, 2012.

Cost of sales. Cost of sales increased from $6.1 million for the six months ended June 30, 2012 to $7.1 million for the six months ended June 30, 2013, which represented an increase of $1 million, or approximately 16%. The gross profit margin increased from 14% for the six months ended June 30, 2012 to 19% for the six months ended June 30, 2013. The increase in gross profit margin was primarily due to a decrease in the cost of raw materials, an increase in the market prices for pork products, during the six months ended June 30, 2013.

General and administrative expenses. General and administrative expenses increased from $0.6 million for the six months ended June 30, 2012 to $1 million for the six months ended June 30, 2013, which represented a decrease of $0.4 million, or approximately 71%. As a percentage of revenues, general and administrative expenses increased from 8% for the six months ended June 30, 2012 to 11% for the six months ended June 30, 2013. The increase in the net amount of general and administrative expenses was primarily the result of the new opening sale office in Wuhan City for expanding retail operations.

Selling expenses. Selling expenses increased from $0.5 million for the six months ended June 30, 2012 to $1 million for the six months ended June 30, 2013, which represented an increase of $0.5 million, or approximately 110%. As a percentage of revenue, selling expenses increased from 7% for the six months ended June 30, 2012 to 12% for the six months ended June 30, 2013. The increase in selling expenses was primarily the result of the increased supermarket stores.

Interest expense. Interest expense increased from $0.3 million for the six months ended June 30, 2012 to $0.4 million for the six months ended June 30, 2013, which represented an increase of $0.2 million, or approximately 66%. The increase in interest expense was primarily a result of increased short-term bank loans and decrease from the governmental subsidy over the interest expenses. Our average outstanding bank debt increased by approximately $1.8 million from $12.6 million for the six months ended June 30, 2012 to $14.4 million for the six months ended June 30, 2013, primarily due to our increased working capital requirements. Our weighted average borrowing rate, after considering the governmental subsidy in interest expenses, increased from 2.02% for the six months ended June 30, 2012 to 2.93% for the six months ended June 30, 2013. Our weighted average borrowing rate, before considering the governmental subsidy in interest expenses, maintained consistently at 6.4% for the six months ended June 30, 2013 and 2012.

Income Taxes. The effective tax rate in the PRC on income generated from the sale of prepared products is 25% and there is no income tax on income generated from the sale of raw products including raw meat products. Until June 30, 2013, we had a net operating loss carry forward for Chinese income tax purposes aggregating approximately $2 million expiring through the year 2015.

Comparison of Fiscal Years Ended December 31, 2012 and December 31, 2011

Revenue. Total revenue increased from $15 million for the year ended December 31, 2011 to $18 million for the year ended December 31, 2012, which represented an increase of $3 million, or approximately 20%. The increase in revenues was primarily due to increased sales in our meat and meat products resulting from the effects of the continued increase in the amount of supermarket stores. During the year ended December 31, 2012, 14 new "branded" retail stores and supermarket counters were opened and we obtained 4 new food service distributors to resell our products.

During the year ended December 31, 2012, revenues from sales through "branded" retail stores and supermarket counters increased to $12.2 million, which represented an increase of $0.8 million, or approximately 7%, as compared to the year ended December 31, 2011. During the year ended December 31, 2012, revenues from sales to food service distributors increased to $5.6 million, which represented an increase of $2 million, or approximately 54%, as compared to the year ended December 31, 2011. During the year ended December 31, 2012, revenues from sales to restaurants and non-commercial customers increased to $0.3 million, which represented an increase of $240,000, or approximately 400%, as compared to the year ended December 31, 2011.

Cost of sales. Cost of sales increased from $13 million for the year ended December 31, 2011 to $15 million for the year ended December 31, 2012, which represented an increase of $2 million, or approximately 16%. The increase in cost of sales was primarily due to the corresponding increase in revenues. The gross profit margin increased from 12% for the year ended December 31, 2011 to 14% for the year ended December 31, 2012. The increase of gross profit margin was primarily due to an increase in our product prices for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

General and administrative expenses. General and administrative expenses increased from $0.9 million for the year ended December 31, 2011 to $1.3 million for the year ended December 31, 2012, which represented an increase of $0.4 million, or approximately 51%. During fiscal 2012, we accrued an additional bad debt allowance of $0.1 million at our outstanding accounts receivable and spent $0.3 million to the third parties for obtaining bank loans. As a percentage of revenues, general and administrative expenses increased from 6% for the year ended December 31, 2011 to 7% for the year ended December 31, 2012. The increase in general and administrative expenses primarily resulted from the additional expenses we accrued for bad debt allowance and fees for obtaining bank loans.

Selling expenses. Selling expenses increased from $1.1 million for the year ended December 31, 2011 to $1.6 million for the year ended December 31, 2012, which represented an increase of $0.5 million, or approximately 39%. As a percentage of revenue, operating expenses increased from 8% for the year ended December 31, 2011 to 9% for the year ended December 31, 2012. The increase in selling expenses as a percentage of revenue was the result of our increased total sales and operating scale.

Interest expense. Interest expense increased from $0.3 million for the year ended December 31, 2011 to $0.5 million for the year ended December 31, 2012, which represented an increase of $0.2 million, or approximately 56%. The increase in interest expense was primarily a result of additional bank loans. During the year ended December 31, 2012, our weighted average outstanding bank debt increased by approximately $2 million, from $11 million for the year ended December 31, 2011 to $13 million for the year ended December 31, 2012. Our weighted average borrowing rate, after considering the governmental subsidy in interest expenses, increased from 2.96% for the year ended December 31, 2011 to 3.88% for the year ended December 31, 2012. Our weighted average borrowing rate, before considering the governmental subsidy in interest expenses, decreased from 6.51% for the year ended December 31, 2011 to 6.41% for the year ended December 31, 2012

Income Taxes. The effective tax rate in the PRC on income generated from the sale of prepared products is 25% and there is no income tax on income generated from the sale of raw products, including raw meat products. Until December 31, 2012, we had a net operating loss carry forward for Chinese income tax purposes aggregating approximately $1.3 million expiring through the year 2015.

Our pork and pork products segment is involved primarily in the processing of live market hogs into fresh, frozen and processed pork products. We market our pork and pork products domestically to "branded" retail stores, supermarket stores, food retailers, foodservice distributors, restaurant operators and schools.

Additional Operating Data

In assessing our existing operations and planning our future growth and the development of our business, management considers, among other factors, our revenue growth and growth in sales volume by market segment, as well as our sales by distribution channel and geographic market coverage.

The following table sets forth our revenues by sales channel for the two years ended December 31, 2012 and 2011 and the six months ended June 30, 2013 and 2012.

	Sales by Distribution Channel (US dollars in thousands)
	Year Ended December 31,
	2012		2011
	Amount	Percent	Amount	Percent
"Branded" retail stores and supermarket counters	$12,237	68%	$11,403	76%
Food services distributors	5,576	31%	3,619	24%
Restaurants and non-commercial	302	1%	62	-%
	$18,115	100%	$15,084	100%

	Sales by Distribution Channel
	Six Months Ended June 30,
	2013		2012
	Amount	Percent	Amount	Percent
"Branded" retail stores and supermarket counters	$6,919	79%	$6,120	86%
Food services distributors	1,596	18%	833	12%
Restaurants and non-commercial	257	3%	150	2%
	$8,772	100%	$7,103	100%

Liquidity and Capital Resources

We have financed our operations over the two years ended December 31, 2012 and the six months ended June 30, 2013 primarily through cash from borrowings under our lines of credit with various lending banks in the PRC.

Net cash provided by operating activities was $0.5 million in the six months ended June 30, 2013. Cash provided by operating activities in the six months ended June 30, 2013 consisted primarily of net loss of $0.6 million due to increased operating expenses, a bad debt expense of $0.1 million, increases of $0.3 million in advances to suppliers, $2.4 million in other receivables, and $0.4 million in other current assets, which was, partly, offset by decreases from due from related party of $3.8 million. Net cash used in operating activities was $1.4 million in the six months ended June 30, 2012. Cash used in operating activities in the six months ended June 30, 2012 consisted primarily of net income of $0.6 million due to increased revenues, decreases of $0.7 million in other receivables, and $0.2 million in other current assets, which was, partly, offset by increases of $0.1 million from accounts receivables, $0.4 million from inventories, $1.7 million from due from related party, and a decrease of $1 million from other payables.

Net cash provided by operating activities was $0.7 million in the year ended December 31, 2012. Cash provided by operating activities in the year ended December 31, 2012 consisted primarily of net income of $0.2 million, an increase of $0.9 million in accounts receivable and decrease of $1 million from other payables, which was, partly, offset by decreases of $1 million from other receivables and $0.5 million from other current assets and a decrease of $0.2 million from accounts payable and accrued payables. Net cash used in operating activities was $0.4 million in the year ended December 31, 2011. Cash used in operating activities in the year ended December 31, 2011 consisted primarily of net income of $0.1 million, a decrease of $0.4 million in accounts receivable and increases of 0.2 million from accounts payable and accrued payables and $0.3 million from other payables, which was, partly, offset by increases of $1 million from other receivables and $0.4 million from other current assets.

Net cash used in investing activities was $1.4 million in the year ended December 31, 2012. At December 31, 2012, our investment in facility construction in progress increased by approximately $0.6 million as compared to the amount of such investment at December 31, 2011. During the year ended December 31, 2012, a total of $0.7 million was invested in the purchase of fixed assets. Net cash used in investing activities was $1.4 million in the year ended December 31, 2011. During the year ended December 31, 2011, a total of $1.5 million was invested in the purchase of fixed assets.

Net cash provided by financing activities was $0.7 million in the year ended December 31, 2012. During the year ended December 31, 2012, cash provided by financing activities included the net proceeds from short-term loans of $7.6 million, a repayment of indebtedness in the aggregate amount of $12.5 million, a repayment to related party of $1.2 million. Net cash provided by financing activities was $0.7 million in the year ended December 31, 2011. During the year ended December 31, 2011, cash provided by financing activities included the net proceeds from short-term loans of $9.5 million, a repayment of indebtedness in the aggregate amount of $6.6 million and a repayment to related party of $2.2 million.

We believe our existing cash and cash equivalents together with our available lines of credit, will be sufficient to finance our operating requirements and anticipated capital expenditures over the next 12 months.

Contractual Commitments

The following table summarizes our contractual obligations at June 30, 2013 and the effect those obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	Over 5 Years
Contractual obligations
Debt obligation	$14,449,556	$7,483,963	$6,965,593	$-	$-
Others	-	-	-	-	-
	$14,449,556	$7,483,963	$6,965,593	$-	$-

Inflation and Seasonality

While demand for our products in general is relatively high before the Chinese New Year in January or February each year and lower thereafter, we do not believe our operations have been materially affected by inflation or seasonality.

Quantitative and Qualitative Disclosures About Market Risk

Disclosures About Market Risk. We may be exposed to changes in financial market conditions in the normal course of business. Market risk generally represents the risk that losses may occur as a result of movements in interest rates and equity prices. We currently do not use financial instruments in the normal course of business that are subject to changes in financial market conditions.

Currency Fluctuations and Foreign Currency Risk. Substantially all of our operations are conducted in the PRC, with the exception of our export business and limited overseas purchases of raw materials. Most of our sales and purchases are conducted within the PRC in Renminbi, which is the official currency of the PRC. As a result, the effect of the fluctuations of exchange rates is considered minimal to our business operations.

Substantially all of our revenues and expenses are denominated in Renminbi. However, we use the United States dollar for financial reporting purposes. Conversion of Renminbi into foreign currencies is regulated by the People’s Bank of China through a unified floating exchange rate system. Although the PRC government has stated its intention to support the value of the Renminbi, there can be no assurance that such exchange rate will not again become volatile or that the Renminbi will not devalue significantly against the U.S. dollar. Exchange rate fluctuations may adversely affect the value, in U.S. dollar terms, of our net assets and income derived from our operations in the PRC.

Interest Rate Risk. We do not have significant interest rate risk, as our debt obligations are primarily short-term in nature, with fixed interest rates.

Credit Risk. We have not experienced significant credit risk, as most of our customers are long-term customers with superior payment records. Our receivables are monitored regularly by our credit managers.

New Accounting Standards

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2013-02 (“ASU 2013-02”) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income, however it increases disclose requirements for amounts that are reclassified out of accumulated other comprehensive income into net income. ASU 2013-02 is effective for annual and interim periods beginning after December 15, 2012. This guidance was adopted by the Company effective January 1, 2013, and did not have a significant impact on the Company’s financial statements.

In March 2013, the FASB issued ASU 2013-05 “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” ASU 2013-05 addresses the accounting for the cumulative translation adjustment when a parent either sells part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. For public entities, the ASU is effective prospectively for fiscal years, and interim periods, within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of ASU 2013-05 is not expected to have a material impact on the Company’s financial statements.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 provides guidance on the presentation of unrecognized tax benefits related to any disallowed portion of net operating loss carryforwards, similar tax losses, or tax credit carryforwards, if they exist. ASU 2013-11 is effective for fiscal years beginning after December 15, 2013. The adoption of ASU 2013-11 is not expected to have a material impact on the Company’s financial statements.

Off Balance Sheet Transactions

We do not currently have any off-balance sheet arrangements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On October 30, 2013, the Board of Directors of the Company approved the engagement of HHC, as its independent registered public accounting firm for the year ending December 31, 2013, effective October 30, 2013. On October 30, 2013, the Board also approved the change of the Company’s fiscal year end from July 31 to December 31, effective October 30, 2013. In connection with the selection of HHC, on October 29, 2013, the Board of Directors of the Company decided that, effective immediately, it would dismiss Keith K. Zhen, CPA (“Zhen”) as the Company’s independent registered public accounting firm.

During the year ended July 31, 2013 and through October 29, 2013, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) between the Company and Zhen on any matter of accounting principles or practices, financial statement disclosure or audit scope or procedure, which disagreements if not resolved to the satisfaction of Zhen, would have caused Zhen to make reference to the subject matter of the disagreements in its reports with respect to the Company’s consolidated financial statements for such periods.

Zhen’s reports on our financial statements as of and for the fiscal year ended July 31, 2013 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. However, the reports of Zhen stated that there is substantial doubt about the Company’s ability to continue as a going concern.

The Company provided Zhen with a copy of the above disclosure and requested that Zhen furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made by the Company above.  A copy of Zhen’s letter dated October 30, 2013 is attached as Exhibit 16.1 to this prospectus.

During the years ended July 31, 2013 and 2012 and for the period July 21, 2013 through October 30, 2013, neither the Company nor anyone on its behalf has consulted with HHC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that HHC concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name and age of our current officer and director.

Name	Age	Position
Wenping Luo	44	President, Chief Executive Officer, Chief Financial Officer and Sole Director

Set forth below is a brief description of the background and business experience of our executive officer and director for the past five years.

Wenping Luo, age 44, has over 20 years of experience in business development, marketing, and enterprise building. Mr. Luo founded Laifeng Anpulo (Group) Food Development Co., Ltd. in 2005. Between 1998 and 2005, Mr. Luo was the chairman of Yunxin Auto Service Co., Ltd., an auto repairing company located in Laifeng County. Mr. Luo is currently studying business management in Huazhong Technology University. Mr. Luo has also served as a director and Chief Executive Officer of Anpulo Food Development, Inc. since December 2012.
Family Relationship

There are no family relationships between any of our directors or executive officers.

Employment Agreements

As of the filing of this prospectus, we have not entered into employment agreements with our executive officer and director.

Board of Directors

Our director holds office until the next annual meeting of shareholders and until her successor has been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, our director or executive officer has not, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” our director or executive officer has not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Ethics

We currently do not have a code of ethics that applies to our officers, employees and director, including our Chief Executive Officer, however, we are in the process of formulating a code of ethics and intend to adopt one in the near future.

Corporate Governance and Limitations on Directors’ and Officers’ Liability

Our director and officer is indemnified as provided by general corporation law of the BVI Company Act, and our memorandum of association and articles of association.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company’s articles of incorporation which is not the case with our articles of incorporation. Excepted from that immunity are:

(1) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;
(2) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);
(3) a transaction from which the director derived an improper personal profit; and
(4) willful misconduct.

EXECUTIVE COMPENSATION

The following sets forth information with respect to the compensation awarded or paid to Wenping Luo, our sole officer.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Totals ($)(1)
Wenping Luo	2013	$2,904	$-	$-	$2,904
President, Chief Executive Officer and Chief Financial Officer	2012	$2,875	$-	$-	$2,875

(1)
Represents Mr. Luo’s compensation as President and Chief Executive Officer of Anpulo Laifeng. We expect that Mr. Luo will receive compensation only as President, Chief Executive Officer and Chief Financial Officer of the Company following the Share Exchange and the amount of his compensation is expected to remain unchanged.

Compensation of Our President, Chief Executive Officer and Chief Financial Officer

Wenping Luo, as our sole director, has authority and discretion to determine his own compensation for serving as the Company’s President, Chief Executive Officer and Chief Financial Officer.

Compensation of Our Director

From inception to August 2013, our sole director Wenping Luo did not receive any compensation solely for service as a director.

It is our current policy that our director is reimbursed for reasonable out-of-pocket expenses incurred in attending each board of directors meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities by (i) each director and named executive officer, (ii) all executive officers and directors as a group; and (iii) each shareholder known to be the beneficial owner of 5% or more of the outstanding ordinary shares of the Company as of October 30, 2013.

Beneficial ownership is determined in accordance with the rules of the SEC. Generally, a person is considered to beneficially own securities: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, and (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days (such as through exercise of share options or warrants). For purposes of computing the percentage of outstanding shares held by each person or group of persons, any shares that such person or persons has the right to acquire within 60 days of October 30, 2013 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership. Unless otherwise indicated below, the address of each person listed in the table below is c/o No 8., North of Fengxiang Avenue, Xiangfeng Town, Laifeng County, Hubei Province 445700, China.

	Amount and Nature of Beneficial Ownership
	Ordinary shares (1)
	No. of Shares		% of Class
Name and Address of Beneficial Owner
Directors and Officers
Wenping Luo President, Chief Executive Officer and Chief Financial Officer	92,000,000	(2)	74.80%
All officer and director as a group (1 person)	92,000,000	(2)	74.80%

(1)	Based on 123,000,000 ordinary shares issued and outstanding as of October 30, 2013.
(2)	Includes 6,000,000 ordinary shares owned by the spouse, Jinfeng Hu, of Wenping Luo.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Reverse Acquisition

On October 30, 2013, we acquired all of the outstanding shares of Anpulo HK in exchange for the issuance by us of an aggregate of 122,900,000 restricted shares of our common shares to the shareholders of Anpulo HK. As a result of our share exchange with Anpulo HK, which is commonly referred to as a “reverse acquisition,” Anpulo HK became our wholly owned subsidiary.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000 or one percent of the average of the Company’s total assets at the year-end for 2013. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our board of directors will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;
●	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
●	the terms of the transaction;
●	the availability of other sources for comparable services or products; and
●	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

Promoters and Certain Control Persons

A “promoter” within the definition of 12b-2 includes (i) any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or (ii) any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities.

We have no knowledge of any person who would be deemed a “promoter” of our company during the past five years within the meaning of Rule 405 under the Securities Act, except as follows:

Mr. Peter Reichard, who was an officer and director at the inception of the Company, may come into the definition of promoter as person taking initiative in founding and organizing the business of the company. At inception, the Company issued 60,000 shares of its common shares (when we were a Nevada company) or 60% of the number of the outstanding shares of its common shares at the time of the issuance to Mr. Reichard.

Mr. Peter Coke, may come into the definition of promoter for receiving 40,000 shares of the Company’s common shares (when we were a Nevada company) or 40% of the number of the outstanding shares of the Company’s common shares at the time of the issuance as consideration of services in connection with the founding and organizing of the Company.
Director Independence

Because our ordinary shares is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination.  NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the company;

•
the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•	a family member of the director is, or at any time during the past three years was, an executive officer of the company;

•
the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•
the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or

•
the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

We do not currently have any independent director in light of the NASDAQ Listing Rule 5605(a)(2) and the standards established by the SEC.

We do not currently have a separately designated audit, nominating or compensation committee.

LEGAL MATTERS

The validity of the ordinary shares offered by this prospectus and certain other legal matters as to British Virgin Islands will be passed upon for us by Conyers Dill & Pearman, with the address of Commerce House, Wickhams Cay 1 P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110 . Legal matters as to PRC law will be passed upon for us by KaiTong Law Firm, with the address of 3515-3518, CITIC Plaza, 233 Tianhe North Road, Guangzhou.

EXPERTS

Our audited financial statements appearing in this prospectus and registration statement have been audited by HHC, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement under the Securities Act for the ordinary shares in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our ordinary shares, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement include material provisions but are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.

We file annual, quarterly, and current reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. You may also read and copy, at the SEC’s prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

Laifeng Anpulo (Group) Food Development Co., Ltd.
Balance Sheets

	June 30,	December 31,
	2013	2012
ASSETS	(Unaudited)
Current Assets:
Cash and cash equivalents	$1,515,043	$407,323
Investment - held for trading	32,580	-
Accounts receivable	1,610,161	1,667,323
Inventories, net	1,048,056	1,057,584
Advances to suppliers	348,577	35,657
Prepaid expenses	20,249	10,316
Due from related party	-	3,791,804
Other receivables, net	2,497,496	93,971
Other current assets	576,773	215,430
Total Current Assets	7,648,935	7,279,408

Plant and equipment, net of accumulated depreciation	7,557,408	7,409,102
Construction in progress	988,631	648,458
Intangible assets, net	3,536,793	3,504,679

Total Assets	$19,731,767	$18,841,647

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short-term loans	$7,483,963	$6,062,434
Accounts payable and accrued payables	330,054	497,437
Advances from customers	66,894	74,512
Other payables	201,069	216,466
Due to related party	38,782	-
Total Current Liabilities	8,120,762	6,850,849

Long-term loans	6,965,593	6,824,205
Total Liabilities	15,086,355	13,675,054

Shareholders' Equity:
Paid in capital	5,637,499	5,637,499
Accumulated deficit	(1,814,366)	(1,192,815)
Accumulated other comprehensive income	822,279	721,909
Total Shareholders' Equity	4,645,412	5,166,593
Total Liabilities and Shareholders' Equity	$19,731,767	$18,841,647

See accompanying notes to financial statements

Laifeng Anpulo (Group) Food Development Co., Ltd.
Statements of Operations and Comprehensive Income
(Unaudited)

	For the Six Months Ended June 30,
	2013	2012

Sales	$8,772,014	$7,103,391
Cost of goods sold	7,062,253	6,092,854
Gross profit	1,709,761	1,010,537

Operating expenses:
General and administrative expenses	1,002,817	587,394
Selling expenses	1,049,752	499,281
Total operating expenses	2,052,569	1,086,675

Loss from operations	(342,808)	(76,138)

Other income (expense):
Interest expense	(417,965)	(251,914)
Subsidy income	117,509	915,227
Other income (expense)	21,713	(4,168)
Total other income (expense)	(278,743)	659,145

Income (loss) before income taxes	(621,551)	583,007

Income taxes	-	-
Net income (loss)	(621,551)	583,007

Other comprehensive income:
Unrealized foreign currency translation adjustment, net of tax	100,370	31,396

Comprehensive income (loss)	$(521,181)	$614,403

See accompanying notes to financial statements

Laifeng Anpulo (Group) Food Development Co., Ltd.
Statements of Cash Flows
(Unaudited)

	For the Six Months Ended June 30,
	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(621,551)	$583,008
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	412,711	407,132
Bad debt expense	97,201	6,548
Written off advances to suppliers	13,814	-
Changes in operating assets and liabilities:
Accounts receivable	2,747	(105,374)
Inventories	31,106	(425,741)
Advances to suppliers	(322,678)	(5,274)
Other receivables	(2,385,275)	701,935
Prepaid expenses	(24,040)	-
Due from related party	3,829,239	(1,669,073)
Other current assets	(353,087)	171,045
Accounts payable and accrued payables	(175,801)	(42,099)
Advances from customers	(9,065)	53,000
Other payables	(19,671)	(1,026,388)
Total adjustments	1,097,201	(1,934,289)
Net cash provided by (used in) operating activities	475,650	(1,351,281)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in investments held for trading	(32,233)	-
Investment in construction in progress	(323,265)	(10,886)
Purchase of plant and equipment	(353,075)	(232,709)
Net cash used in investing activities	(708,573)	(243,595)

CASH FLOWS FROM FINANCING ACTIVITIES
Due from related party	38,370	-
Repayment of short-term loans	(2,307,877)	(1,844,448)
Proceeds from short-term loans	3,590,031	3,490,568
Net cash provided by financing activities	1,320,524	1,646,120

EFFECT OF EXCHANGE RATE CHANGES ON CASH	20,119	2,505

NET INCREASE IN CASH	1,107,720	53,749

CASH, BEGINNING OF YEAR	407,323	371,300

CASH, END OF YEAR	$1,515,043	$425,049

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	$423,577	$254,336
Income tax paid	$-	$-

See accompanying notes to financial statements

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Laifeng Anpulo (Group) Food Development Co., Ltd. (the “Company” or “Laifeng Anpulo”) was registered as a privately owned company on March 3, 2005 in the People’s Republic of China (the “PRC”). The Company’s business operations consist of processing and distributing pork products. The Company also engages in the research and development, manufacturing and distribution of chilled pork, frozen pork and prepared meats. The Company distributes its products to the clients mainly in Hubei and Hunan Province.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Management acknowledges its responsibility for the preparation of the accompanying interim financial statements which reflect all adjustments, consisting of normal recurring adjustments, considered necessary in its opinion for a fair statement of its financial position and the results of its operations for the interim period presented.

The accompanying unaudited financial statements for Laifeng Anpulo (Group) Food Development Co., Ltd. have been prepared in accordance with accounting principles generally accepted in the United States of America (the “U.S.”) for interim financial information and with the instructions to Article 8-03 of Regulation S-X. Operating results for interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the unaudited financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates in the six months ended June 30, 2013 and 2012 include the allowance for doubtful accounts, the allowance for obsolete inventory, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets and valuation of deferred tax assets, and accruals for taxes due.

Restrictions of Transfer of Assets Out of the PRC

Dividend payments by Laifeng Anpulo are limited by certain statutory regulations in the PRC. No dividends may be paid by Laifeng Anpulo without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 90% of profits, after tax.

Control by Principal Shareholders

Our directors and executive officers and their affiliates or related parties own, beneficially and in the aggregate, the majority of the voting power of the outstanding shares of our common shares. Accordingly, if our directors and executive officers and their affiliates or related parties vote their shares uniformly, they would have the ability to control the approval of most corporate actions, including increasing the number of shares we our authorized to issue and the dissolution or merger of our company or the sale of our assets.

Collaborative Arrangements

On August 1, 2011, the Company entered into a collaborative agreement with Tianli Agritech Inc. (“Tianli”). In accordance with the Company’s collaborative agreement with Tianli, the Company was providing assistances to Tianli to establish retail operations within existing retail facilities with whom the Company had ongoing business arrangements. In these retail facilities, Tianli is permitted to retail pork products.

The Company evaluates whether an arrangement is a collaborative arrangement under FASB ASC Topic 808, Collaborative Arrangements, at its inception based on the facts and circumstances specific to the arrangement. The Company also reevaluates whether an arrangement qualifies or continues to qualify as a collaborative arrangement whenever there is a change in either the roles of the participants or the participants’ exposure to significant risks and rewards dependent on the ultimate commercial success of the endeavor. For those collaborative arrangements where it is determined that the Company is not the principal participant, costs incurred and revenue generated from third parties do not record on a gross basis in the financial statements. On June 15, 2012, the Company terminated the collaborative agreement with Tianli.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

The Company’s collaboration agreements with third parties are performed on a ‘‘best efforts’’ basis with no guarantee of either technological or commercial success. Payments to and from the Company’s collaboration partners are presented in the statements of income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable accounting guidance.

As of June 15, 2012, all assets and liabilities generated and incurred under the collaborative arrangement, has been assumed by the Company after Tianli terminated the collaborative arrangement as the Company has the capacity to operate a retail operation. Net assets and liabilities that arose under this terminated collaborative arrangement were immaterial.

According to the agreement, the Company and Tianli share the net income of the collaborative retail business on a ratio of 40% to the Company and 60% to Tianli. Profit sharing from the collaborative arrangement during the six months ended June 30, 2013 and 2012 was $0 and $26,096.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less and money market accounts to be cash equivalents. The Company maintains cash and cash equivalents with various financial institutions mainly in the PRC and the U.S. As of June 30, 2013 and December 31, 2012, balances in banks in the PRC of $1,515,043 and $407,323, respectively, are uninsured.

Fair Value of Financial Instruments

The Company adopted the guidance of ASC Topic 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

The following tables present information about investment held for trading measured at fair value on a nonrecurring basis as of June 30, 2013 and December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at June 30, 2013	Gain (Loss)
Investment in gold held for trading	$32,580	$-	$-	$32,580	$-

The Company conducted an impairment assessment on the investment held for trading based on the guidelines established in FASB ASC Topic 360 to determine the estimated fair market value of the investment as of June 30, 2013. Upon completion of its 2013 impairment analysis, the Company determined that the carrying value did not exceed the fair market value on equipment which is held for sale. The Company did not record impairment charge at June 30, 2013.

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, inventories, advances to suppliers, prepaid expenses and other, short-term loans, accounts payable, accrued expenses, advances from customers, VAT and service taxes payable and income taxes payable approximate their fair market value based on the short-term maturity of these instruments.

ASC Topic 825-10 “Financial Instruments” allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Concentrations of Credit Risks

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. Substantially all of the Company’s cash is maintained with state-owned banks within the PRC, and none of these deposits are covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

At June 30, 2013 and December 31, 2012, the Company’s cash balances by geographic area were as follows:

	June 30, 2013		December 31, 2012
Country:
United States	$-	-	$-	-
China	1,515,043	100%	407,323	100%
Total cash and cash equivalents	$1,515,043	100%	$407,323	100%

Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. At June 30, 2013 and December 31, 2012, the Company has established, based on a review of its outstanding balances, an allowance for doubtful accounts in the amounts of $134,931 and $45,067, respectively.

Investment in Gold – Held for Trading

Marketable investment instruments are generally designated as investment held for trading. Investments held for trading are measured at fair value, whereby gains and losses resulting from changes in fair value are recognized to profit or loss. The Company holds investments in gold for trading purposes. As of June 30, 2013 and December 31, 2012, the Company holds investment for trading of $32,580 and $0, respectively. No gain or loss resulting from changes in fair value are recognized to profit or loss during the first half years of 2013 and 2012.

Inventories

Inventories, consisting of raw materials, work in process and finished goods related to the Company’s products are stated at the lower of cost or market utilizing the weighted average method. An allowance is established when management determines that certain inventories may not be saleable. If inventory costs exceed expected market value due to obsolescence or quantities in excess of expected demand, the Company will record reserves for the difference between the cost and the market value. These reserves are recorded based on estimates. The Company did not record inventory reserve at June 30, 2013 and December 31, 2012.

Advances to Suppliers

Advances to suppliers represent the cash paid in advance for the purchase of raw materials from suppliers and a prepayment for the purchase of a land use right. The advance payments are intended to ensure preferential pricing and delivery. The amounts advanced under such arrangements totaled $348,577 and $35,657 as of June 30, 2013 and December 31, 2012, respectively.

Other Current Assets

Other current assets represent the cash held in personal bank accounts. Most of the Company’s business activities are with peasant farmers and of necessity such transactions are carried out in cash. Corporate bank accounts in the PRC generally have cumbersome procedures for cash deposits and withdrawals. However, such cumbersome procedures are not applicable to personal bank accounts. For this reason, many companies that deal with a significant volume of cash activities often arrange to have a personal bank account established in the name of a trusted employee to facilitate such transactions. The Company’s rights to its funds held in such account are documented through a formal agreement with the individual nominally listed as the account owner. Since 2005, the Company kept a certain amount of cash in personal bank accounts established in the names of its cashiers, accountants, and Chief Executive Officer for the purpose of cash maintenance and management. The Company’s cashier, accountants, and Chief Executive Officer were maintaining and managing cash of $576,773 and $215,430 on behalf of the Company as of June 30, 2013 and December 31, 2012.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

Plant and Equipment

Plant and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Included in property and equipment is construction-in-progress which consisted of factory improvements and machinery pending installation and includes the costs of construction, machinery and equipment, and any interest charges arising from borrowings used to finance these assets during the period of construction or installation of the assets. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the six months ended June 30, 2013 and 2012.

Advances from Customers

Advances from customers at June 30, 2013 and December 31, 2012 amounted to $66,894 and $74,512, respectively, and consist of prepayments from customers for merchandise that had not yet been shipped. The Company will recognize the deposits as revenue as customers take delivery of the goods and title to the assets is transferred to customers in accordance with the Company’s revenue recognition policy.

Revenue Recognition

Pursuant to the guidance of ASC Topic 605 and ASC Topic 360, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. The Company recognizes revenues from the sale of its pork products upon shipment and transfer of title.

Income Taxes

The Company is governed by the Income Tax Law of the PRC and the U.S. Internal Revenue Code of 1986, as amended. The Company accounts for income taxes using the liability method prescribed by ASC Topic 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of June 30, 2013 and December 31, 2012, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

Shipping and Handling Costs

Shipping costs are included in selling expenses and totaled $121,126 and $66,030 for the six months ended June 30, 2013 and 2012, respectively.

Employee Benefits

The Company’s operations and employees are all located in the PRC. The Company makes mandatory contributions to the PRC government’s health, retirement benefit and unemployment funds in accordance with the relevant Chinese social security laws. The costs of these payments are charged to the same accounts as the related salary costs in the same period as the related salary costs. Employee benefit costs totaled $67,750 and $26,964 for the six months ended June 30, 2013 and 2012, respectively.

Advertising Costs

Advertising is expensed as incurred and is included in selling, general and administrative expenses on the accompanying statements of income and comprehensive income and totaled $24,703 and $59,417 for the six months ended June 30, 2013 and 2012, respectively.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company is the Chinese Renminbi (“RMB”). Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income. The cumulative translation adjustment and effect of exchange rate changes on cash for the six months ended June 30, 2013 and 2012 was $20,119 and $2,505, respectively. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in the functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

Asset and liability accounts at June 30, 2013 and December 31, 2012 were translated at 6.17320 RMB to $1.00 and at 6.30110 RMB to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rate. The average translation rates applied to the statements of income for the six months ended June 30, 2013 and 2012 were 6.2395 RMB and 6.3027 RMB to $1.00, respectively. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions are recorded at fair value of the goods or services exchanged.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

The amount due from (to) related party was ($38,782) and $3,791,804 as of June 30, 2013 and December 31, 2012, respectively. The amount represented the advances to (from) the Company’s shareholder and Chief Executive Officer, Wenping Luo, for personal loan purposes. Such loans are non-interest bearing and due upon demand.

Accumulated Other Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income for the six months ended June 30, 2013 and 2012 included net income and unrealized gains from foreign currency translation adjustments.
Recent Accounting Pronouncement

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2013-02 (“ASU 2013-02”) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income, however it increases disclose requirements for amounts that are reclassified out of accumulated other comprehensive income into net income. ASU 2013-02 is effective for annual and interim periods beginning after December 15, 2012. This guidance was adopted by the Company effective January 1, 2013, and did not have a significant impact on the Company’s financial statements.

In March 2013, the FASB issued ASU 2013-05 “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” ASU 2013-05 addresses the accounting for the cumulative translation adjustment when a parent either sells part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. For public entities, the ASU is effective prospectively for fiscal years, and interim periods, within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of ASU 2013-05 is not expected to have a material impact on the Company’s financial statements.

In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." ASU 2013-11 provides guidance on the presentation of unrecognized tax benefits related to any disallowed portion of net operating loss carryforwards, similar tax losses, or tax credit carryforwards, if they exist. ASU 2013-11 is effective for fiscal years beginning after December 15, 2013. The adoption of ASU 2013-11 is not expected to have a material impact on the Company’s financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE

The Company accrues an allowance for bad debts related to our receivables. The receivable and allowance balances at June 30, 2013 and December 31, 2012 were as follows:

	June 30,	December 31,
	2013	2012
Accounts receivable	$1,745,092	$1,712,390
Less: allowance for doubtful accounts	(134,931)	(45,067)
	$1,610,161	$1,667,323

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. After evaluating the collectability of individual receivable balances, the Company increased the allowance for doubtful accounts in the amount of $87,985 and $9,011 for the six months ended June 30, 2013 and 2012, respectively.

NOTE 4 – INVENTORIES

At June 30, 2013 and December 31, 2012, inventories consisted of the following:

	June 30,	December 31,
	2013	2012
Raw materials	$69,045	$41,914
Work in process	73,587	233,242
Finished goods	905,424	782,428
	1,048,056	1,057,584
Less: reserve for obsolete inventory	-	-
	$1,048,056	$1,057,584

For the six months ended June 30, 2013 and 2012, the Company did not make any reserve for obsolete inventory.

NOTE 5 – OTHER RECEIVABLES

At June 30, 2013 and December 31, 2012, the Company reported other receivables of $2,497,496 and $93,971, respectively, including an allowance for doubtful receivables of $21,009 and $11,457.

The balances of other receivables as of June 30, 2013 and December 31, 2012 included the following:

	June 30,	December 31,
	2013	2012
Deposits to supermarkets	$72,800	$79,419
Loan receivables	2,397,784	-
Travel advances to employees	44,490	22,648
Others	3,431	3,361
	2,518,505	105,428
Less: allowance for doubtful accounts	(21,009)	(11,457)
	$2,497,496	$93,971

The Company reviews the other receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. After evaluating the collectability of individual receivable balances, the Company increased the allowance for doubtful accounts in the amount of $9,216 for the six months ended June 30, 2013 and decreased the allowance for doubtful accounts in the amount of $2,463 for the six months ended June 30, 2012.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 6 – PLANT AND EQUIPMENT

Plant and equipment at June 30, 2013 and December 31, 2012 consisted of:

		June 30,	December 31,
	Useful Life	2013	2012
Buildings	20 years	$7,066,363	$6,591,416
Operating equipment	4 to 10 years	3,352,292	3,273,355
Office equipment	5 years	82,670	73,774
Vehicles	5 to 8 years	347,575	340,520
		10,848,900	10,279,065
Less: accumulated depreciation		(3,291,492)	(2,869,963)
		$7,557,408	$7,409,102

For the six months ended June 30, 2013 and 2012, depreciation expense amounted to $358,220 and $367,466, respectively. Depreciation is not taken during the period of construction or equipment installation. Upon completion of the installation of manufacturing equipment or any construction in progress, construction in progress balances will be classified to their respective property and equipment category.

NOTE 7 – INTANGIBLE ASSETS

There is no private ownership of land in China. Land is owned by the government and the government grants land use rights for specified terms. The Company’s land use right has a term of 50 years and expires on March 15, 2057. The Company amortizes the land use rights over the term of the respective land use right. For the six months ended June 30, 2013 and 2012, amortization of land use rights amounted to $40,067 and $39,666, respectively. At June 30, 2013 and December 31, 2012, land use rights consisted of the following:

		June 30,	December 31,
	Useful Life	2013	2012
Land use rights	50 years	$4,049,763	$3,967,561
Others		6,185	6,059
		4,055,948	3,973,620
Less: accumulated depreciation		(519,155)	(468,941)
		$3,536,793	$3,504,679

The estimated amortization expense of intangible assets over each of the next five years and thereafter will be $80,135.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – LOANS PAYABLE

Short-term Loans

Short-term bank loan represents an amount due to a bank that is due within one year. This loan can be renewed with the bank upon maturity. At June 30, 2013 and December 31, 2012, short-term bank loans consisted of the following:

	June 30,	December 31,
	2013	2012
Loan payable to Laifeng Credit Guarantee Corp., annual interest rate of 9.72%, due by January 14, 2013 with no collateral or guarantee provided.	$-	$190,443
Loan payable to Laifeng Credit Guarantee Corp., annual interest rate of 9.72%, due by March 19, 2013 with no collateral or guarantee provided.	-	555,459
Loan payable to Laifeng Credit Guarantee Corp., annual interest rate of 9.72%, due by March 26, 2013 with no collateral or guarantee provided.	-	555,459
Loan payable to Agricultural Development Bank of China, annual interest rate of 6%, due by December 20, 2013, guaranteed by Enshi Zhou Nongfa Credit Guarantee Co., Ltd.	809,953	793,512
Loan payable to Agricultural Development Bank of China, annual interest rate of 6.56%, due by January 10, 2013, guaranteed by the shareholders.	-	793,512
Loan payable to Agricultural Development Bank of China, annual interest rate of 6%, due by September 19, 2013 with buildings as collateral.	3,239,811	3,174,049
Loan payable to Laifeng Credit Guarantee Corp., annual interest rate of 9.72%, due by March 18, 2014 with no collateral or guarantee provided.	194,389	-
Loan payable to Laifeng Credit Guarantee Corp., annual interest rate of 9.72%, due by April 22, 2014 with no collateral or guarantee provided.	566,967	-
Loan payable to Laifeng Credit Guarantee Corp., annual interest rate of 9.72%, due by May 15, 2014 with no collateral or guarantee provided.	566,967	-
Loan payable to Agricultural Development Bank of China, annual interest rate of 6%, due by January 29, 2014 guaranteed by Enshi Zhou Nongfa Credit Guarantee Co., Ltd.	809,953	-
Loan payable to Bank of Hubei, annual interest rate of 6%, due by September 19, 2013, guaranteed by the shareholders and Hubei Xiangyue Financing Guarantee Co., Ltd.	1,295,924	-

	$7,483,963	$6,062,434

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

Long-term Loans

Long-term bank loan represents an amount due to a bank that is due more than one year. At June 30, 2013 and December 31, 2012, long-term bank loans consisted of the following:

	June 30,	December 31,
	2013	2012
Loan payable to Bank of China, annual interest rate of 6%, due by November 5, 2014, guaranteed by the shareholders.	$4,535,735	$4,443,669
Loan payable to Industrial and Commercial Bank of China, annual interest rate of 6%, due by August 24, 2014. with buildings and land use rights provided by Laifeng Anpulo Yunxing Transportation Co., Ltd. as collateral.	1,360,720	1,333,100
Loan payable to Industrial and Commercial Bank of China, annual interest rate of 6%, due by October 1, 2014 with buildings and land use rights provided by Laifeng Anpulo Yunxing Transportation Co., Ltd. as collateral.	1,069,138	1,047,436
	$6,965,593	$6,824,205

NOTE 9 – CONCENTRATIONS

Customers

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the six months ended June 30, 2013 and 2012.

	Six Months Ended June 30,
Customers	2013	2012
A	26%	21%

Suppliers

No supplier accounted for 10% or more of the Company’s purchases during the six months ended June 30, 2013 and 2012.

NOTE 10 – SUBSIDY INCOME

The Company received subsidies of $117,509 and $915,227 from the local government during the six months ended June 30, 2013 and 2012, respectively, for recurring subsidies to slaughtering companies and companies operating in poverty and minority area.

NOTE 11 – SUBSEQUENT EVENT

On September 22, 2013, the Company entered into an entrusted management agreement with Anpulo International Ltd.’s wholly owned subsidiary, Guangxiang Investment Consulting (Shanghai) Co., Ltd. (“Guangxiang”), which provides that Guangxiang will be entitled to the full guarantee for the performance of such entrusted management agreement entered into by the Company. Anpulo International Ltd. (“Anpulo International”) was incorporated in Hong Kong, People’s Republic of China (“PRC”) on May 30, 2012. Other than the equity interest in Guangxiang, Anpulo International does not own any assets or conduct any operations. Guangxiang is also entitled to receive the residual return of the Company.  As a result of the agreement, Guangxiang will absorb 100% of the expected gains or losses of the Company, which results in Guangxiang being the primary beneficiary of the Company.

Guangxiang also entered into a pledge of equity agreement with the principal shareholders of the Company (the “Principal Shareholders”), who pledged all their equity interest in the entity to Guangxiang. The pledge of equity agreement, which were entered into by each Principal Shareholder, pledged each of the Principal Shareholders’ equity interest in the Company as a guarantee for the entrustment payment under the Entrusted Management Agreements.

In addition, Guangxiang entered into an option agreement to acquire the Principal Shareholders’ equity interest in these entities if or when permitted by the PRC laws.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

Based on these exclusive agreements, the Company will be treated as a variable interest entity (“VIE”) of  Anpulo International as required by generally accepted accounting principles in the United States (“US GAAP”), because Anpulo Anpulo International is the primary beneficiary of the VIE. The profits and losses of the Company are allocated based upon the Entrusted Management Agreement.

On October 30, 2013, Anpulo Food Inc. (“Anpulo”) a company incorporated in British Virgin Islands entered into a Share Exchange Agreement (the “Exchange Agreement”) with Anpulo International. Pursuant to the terms of the Exchange Agreement, the shareholders of Anpulo International transferred to Anpulo all of the Anpulo International Shares in exchange for the issuance of 122,900,000 shares of Anpulo’s common shares (the “Share Exchange”). As a result of the Share Exchange, Anpulo International became a wholly-owned subsidiary of Anpulo and the shareholders of Anpulo International acquired approximately 99.92% of Anpulo’s issued and outstanding common shares.

The effect of the Share Exchange is such that effectively a reorganization of the entities has occurred for accounting purposes and is deemed to be a reverse acquisition. Subsequent to the Share Exchange the financial statements presented are those of a combined Anpulo International and its subsidiaries, including its VIE, Laifeng Anpulo, as if the Share Exchange had been in effect retroactively for all periods presented. As previously noted the “Company” for financial statement purposes was the consolidation of Anpulo International, Guangxiang and Laifeng Anpulo. Subsequent to the Share Exchange the “Company” is referred to as the consolidation of Anpulo International, Guangxiang, Laifeng Anpulo and Anpulo, with Anpulo as the legal acquirer in Share Exchange, and subsequent to the Share Exchange the parent company of the consolidated entity.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Laifeng Anpulo (Group) Food Development Co., Ltd.

We have audited the accompanying balance sheets of Laifeng Anpulo (Group) Food Development Co., Ltd. (the “Company”) as of December 31, 2012 and 2011, and the related statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years ended December 31, 2012 and 2011. Laifeng Anpulo (Group) Food Development Co., Ltd.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laifeng Anpulo (Group) Food Development Co., Ltd. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ HHC
New York, New York
October 30, 2013

Laifeng Anpulo (Group) Food Development Co., Ltd.
Balance Sheets

	December 31,
	2012	2011
ASSETS
Current Assets:
Cash and cash equivalents	$407,323	$371,300
Accounts receivable	1,667,323	780,310
Inventories, net	1,057,584	1,012,223
Advances to suppliers	35,657	444
Prepaid expenses	10,316	-
Due from related party	3,791,804	2,619,935
Other receivables, net	93,971	1,053,614
Other current assets	215,430	706,521
Total Current Assets	7,279,408	6,544,347

Plant and equipment, net of accumulated depreciation	7,409,102	7,321,700
Construction in progress	648,458	7,871
Intangible assets, net	3,504,679	3,555,143

Total Assets	$18,841,647	$17,429,061

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short-term loans	$6,062,434	$10,897,628
Accounts payable and accrued payables	497,437	289,440
Advances from customers	74,512	134,731
Other payables	216,466	1,210,673
Total Current Liabilities	6,850,849	12,532,472

Long-term loans	6,824,205	-
Total Liabilities	13,675,054	12,532,472

Shareholders' Equity:
Paid in capital	5,637,499	5,637,499
Accumulated deficit	(1,192,815)	(1,422,947)
Accumulated other comprehensive income	721,909	682,037
Total Shareholders' Equity	5,166,593	4,896,589
Total Liabilities and Shareholders' Equity	$18,841,647	$17,429,061

See accompanying notes to financial statements

Laifeng Anpulo (Group) Food Development Co., Ltd.
Statements of Operations and Comprehensive Income

	For the Years Ended December 31,
	2012	2011

Sales	$18,115,582	$15,084,726
Cost of goods sold	15,513,533	13,346,653
Gross profit	2,602,049	1,738,073

Operating expenses:
General and administrative expenses	1,298,634	858,395
Selling expenses	1,590,714	1,140,362
Total operating expenses	2,889,348	1,998,757

Loss from operations	(287,299)	(260,684)

Other income (expense):
Interest expense	(495,850)	(317,819)
Subsidy income	942,095	595,416
Other income (expense)	71,186	96,609
Total other income	517,431	374,206

Income before income taxes	230,132	113,522

Income taxes	-	-
Net income	230,132	113,522

Other comprehensive income:
Unrealized foreign currency translation adjustment	39,872	175,540

Comprehensive income	$270,004	$289,062

See accompanying notes to financial statements

Laifeng Anpulo (Group) Food Development Co., Ltd.
Statements of Shareholders' Equity

		Accumulated	Accumulated Other Comprehensive
	Paid-in Capital	Deficits	Income	Total
Balance, December 31, 2010	$5,637,499	$(1,536,469)	$506,497	$4,607,527

Comprehensive income:
Net income	-	113,522	-	113,522
Unrealized foreign currency translation adjustment	-	-	175,540	175,540

Balance, December 31, 2011	$5,637,499	$(1,422,947)	$682,037	$4,896,589

Comprehensive income:
Net income	-	230,132	-	230,132
Unrealized foreign currency translation adjustment	-	-	39,872	39,872

Balance, December 31, 2012	$5,637,499	$(1,192,815)	$721,909	$5,166,593

See accompanying notes to financial statements

Laifeng Anpulo (Group) Food Development Co., Ltd.
Statements of Cash Flows

	For the Years Ended December 31,
	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$230,132	$113,522
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	795,073	665,663
Bad debt expense	39,041	17,053
Gain from disposal of property and equipment	-	(15,227)
Changes in operating assets and liabilities:
Accounts receivable	(917,957)	355,420
Inventories	(37,123)	73,889
Advances to suppliers	(35,196)	11,400
Other receivables	966,416	(963,879)
Other current assets	496,650	(401,537)
Prepaid expenses	(10,312)	-
Accounts payable and accrued payables	205,570	222,165
Advances from customers	(61,292)	54,419
Other payables	(1,003,678)	267,965
Total adjustments	437,192	287,331
Net cash provided by operating activities	667,324	400,853

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in construction in progress	(640,289)	(7,747)
Proceeds from disposal of construction in progress	-	49,269
Purchase of plant and equipment	(743,650)	(1,465,324)
Net cash used in investing activities	(1,383,939)	(1,423,802)

CASH FLOWS FROM FINANCING ACTIVITIES
Due from related party	(1,150,160)	(2,200,409)
Proceeds from long-term loans	6,821,715	-
Repayment of short-term loans	(12,536,885)	(6,625,713)
Proceeds from short-term loans	7,614,938	9,543,877
Net cash provided by financing activities	749,608	717,755

EFFECT OF EXCHANGE RATE CHANGES ON CASH	3,030	19,851

NET INCREASE (DECREASE) IN CASH	36,023	(285,343)

CASH, BEGINNING OF YEAR	371,300	656,643

CASH, END OF YEAR	$407,323	$371,300

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	$499,535	$322,059
Income tax paid	$-	$-

See accompanying notes to financial statements

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Laifeng Anpulo (Group) Food Development Co., Ltd. (the “Company” or “Laifeng Anpulo”) was registered as a privately owned company on March 3, 2005 in the People’s Republic of China (the “PRC”). The Company’s business operations consist of processing and distributing pork products. The Company also engages in the research and development, manufacturing and distribution of chilled pork, frozen pork and prepared meats. The Company distributes its products to the clients mainly in Hubei and Hunan Province.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with US GAAP and are presented in US dollars.

Use of Estimates

The preparation of the unaudited financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates for the years ended December 31, 2012 and 2011 include the allowance for doubtful accounts, the allowance for obsolete inventory, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets and valuation of deferred tax assets, and accruals for taxes due.

Restrictions of Transfer of Assets Out of the PRC

Dividend payments by Laifeng Anpulo are limited by certain statutory regulations in the PRC. No dividends may be paid by Laifeng Anpulo without first receiving prior approval from the Foreign Currency Exchange Management Bureau. Dividend payments are restricted to 90% of profits, after tax.

Control by Principal Shareholders

Our directors and executive officers and their affiliates or related parties own, beneficially and in the aggregate, the majority of the voting power of the outstanding shares of our common shares. Accordingly, if our directors and executive officers and their affiliates or related parties vote their shares uniformly, they would have the ability to control the approval of most corporate actions, including increasing our authorized number of shares and the dissolution or merger of our company or the sale of our assets.

Collaborative Arrangements

On August 1, 2011, the Company entered into a collaborative agreement with Tianli Agritech Inc. (“Tianli”). In accordance with the Company’s collaborative agreement with Tianli, the Company was providing assistances to Tianli to establish retail operations within existing retail facilities with whom the Company had ongoing business arrangements. In these retail facilities, Tianli is permitted to retail pork products.

The Company evaluates whether an arrangement is a collaborative arrangement under FASB ASC Topic 808, Collaborative Arrangements, at its inception based on the facts and circumstances specific to the arrangement. The Company also reevaluates whether an arrangement qualifies or continues to qualify as a collaborative arrangement whenever there is a change in either the roles of the participants or the participants’ exposure to significant risks and rewards dependent on the ultimate commercial success of the endeavor. For those collaborative arrangements where it is determined that the Company is not the principal participant, costs incurred and revenue generated from third parties do not record on a gross basis in the financial statements. On June 15, 2012, the Company terminated the collaborative agreement with Tianli.

The Company’s collaboration agreements with third parties are performed on a ‘‘best efforts’’ basis with no guarantee of either technological or commercial success. Payments to and from the Company’s collaboration partners are presented in the statements of income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable accounting guidance.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

As of June 15, 2012, all assets and liabilities generated and incurred under the collaborative arrangement, has been assumed by the Company after Tianli terminated the collaborative arrangement as the Company has the capacity to operate a retail operation. Net assets and liabilities that arose under this terminated collaborative arrangement were immaterial.

According to the agreement, the Company and Tianli share the net income of the collaborative retail business on a ratio of 40% to the Company and 60% to Tianli. Profit sharing from the collaborative arrangement during the years ended December 31, 2012 and 2011 was $15,672 and $80,442.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less and money market accounts to be cash equivalents. The Company maintains cash and cash equivalents with various financial institutions mainly in the PRC and the U.S. As of December 31, 2012 and 2011, balances in banks in the PRC of $407,323 and $371,300, respectively, are uninsured.

Fair Value of Financial Instruments

The Company adopted the guidance of ASC Topic 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, inventories, advances to suppliers, prepaid expenses and other, short-term loans, accounts payable, accrued expenses, advances from customers, VAT and service taxes payable and income taxes payable approximate their fair market value based on the short-term maturity of these instruments.

ASC Topic 825-10 “Financial Instruments” allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Concentrations of Credit Risks

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. Substantially all of the Company’s cash is maintained with state-owned banks within the PRC, and none of these deposits are covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

At December 31, 2012 and 2011, the Company’s cash balances by geographic area were as follows:

	December 31,
	2012		2011
Country:
United States	$-	-	$-	-
China	407,323	100%	371,300	100%
Total cash and cash equivalents	$407,323	100%	$371,300	100%

Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. At December 31, 2012 and 2011, the Company has established, based on a review of its outstanding balances, an allowance for doubtful accounts in the amounts of $45,067 and $7,388, respectively.

Inventories

Inventories, consisting of raw materials, work in process and finished goods related to the Company’s products are stated at the lower of cost or market utilizing the weighted average method. An allowance is established when management determines that certain inventories may not be saleable. If inventory costs exceed expected market value due to obsolescence or quantities in excess of expected demand, the Company will record reserves for the difference between the cost and the market value. These reserves are recorded based on estimates. The Company did not record inventory reserve at December 31, 2012 and 2011.

Advances to Suppliers

Advances to suppliers represent the cash paid in advance for the purchase of raw material from suppliers. The advance payments are intended to ensure preferential pricing and delivery. The amounts advanced under such arrangements totaled $35,657 and $444 as of December 31, 2012 and 2011, respectively.

Other Current Assets

Other current assets represent the cash held in personal bank accounts. Most of the Company’s business activities are with peasant farmers and of necessity such transactions are carried out in cash. Corporate bank accounts in the PRC generally have cumbersome procedures for cash deposits and withdrawals. However, such cumbersome procedures are not applicable to personal bank accounts. For this reason, many companies that deal with a significant volume of cash activities often arrange to have a personal bank account established in the name of a trusted employee to facilitate such transactions. The Company’s rights to its funds held in such account are documented through a formal agreement with the individual nominally listed as the account owner. Since 2005, the Company kept a certain amount of cash in personal bank accounts established in the names of its cashiers, accountants, and Chief Executive Officer for the purpose of cash maintenance and management. The Company’s cashier, accountants, and Chief Executive Officer were maintaining and managing cash of $215,430 and $706,521 on behalf of the Company as of December 31, 2012 and 2011.

Plant and Equipment

Plant and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

Included in property and equipment is construction-in-progress which consisted of factory improvements and machinery pending installation and includes the costs of construction, machinery and equipment, and any interest charges arising from borrowings used to finance these assets during the period of construction or installation of the assets. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2012 and 2011.

Advances from Customers

Advances from customers at December 31, 2012 and 2011 amounted to $74,512 and $134,731, respectively, and consist of prepayments from customers for merchandise that had not yet been shipped. The Company will recognize the deposits as revenue as customers take delivery of the goods and title to the assets is transferred to customers in accordance with the Company’s revenue recognition policy.

Revenue Recognition

Pursuant to the guidance of ASC Topic 605 and ASC Topic 360, the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. The Company recognizes revenues from the sale of its pork products upon shipment and transfer of title.

Income Taxes

The Company is governed by the Income Tax Law of the PRC and the U.S. Internal Revenue Code of 1986, as amended. The Company accounts for income taxes using the liability method prescribed by ASC Topic 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2012 and 2011, the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

Shipping and Handling Costs

Shipping costs are included in selling expenses and totaled $205,004 and $135,711 for the years ended December 31, 2012 and 2011, respectively.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

Employee Benefits

The Company’s operations and employees are all located in the PRC. The Company makes mandatory contributions to the PRC government’s health, retirement benefit and unemployment funds in accordance with the relevant Chinese social security laws. The costs of these payments are charged to the same accounts as the related salary costs in the same period as the related salary costs. Employee benefit costs totaled $84,709 and $85,843 for the years ended December 31, 2012 and 2011, respectively.

Advertising Costs

Advertising is expensed as incurred and is included in selling, general and administrative expenses on the accompanying statements of income and comprehensive income and totaled $125,272 and $88,184 for the years ended December 31, 2012 and 2011, respectively.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar. The functional currency of the Company is the Chinese Renminbi (“RMB”). Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income. The cumulative translation adjustment and effect of exchange rate changes on cash for the years ended December 31, 2012 and 2011 was $3,030 and $19,851, respectively. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in the functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

Asset and liability accounts at December 31, 2012 and 2011 were translated at 6.3011 RMB to $1.00 and at 6.3523 RMB to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rate. The average translation rates applied to the statements of income for the years ended December 31, 2012 and 2011 were 6.3034 RMB and 6.4544 RMB to $1.00, respectively. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions are recorded at fair value of the goods or services exchanged.

The amount due from related party was $3,791,804 and $2,619,935 as of December 31, 2012 and 2011, respectively. The amount represented the advances to the Company’s shareholder and Chief Executive Officer, Wenping Luo, for personal loan purposes. Such loans are non-interest bearing and due upon demand. The loans to related party had been collected before June 30, 2013.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

Accumulated Other Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income for the years ended December 31, 2012 and 2011 included net income and unrealized gains from foreign currency translation adjustments.

Recent Accounting Pronouncement

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2013-02 (“ASU 2013-02”) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income, however it increases disclose requirements for amounts that are reclassified out of accumulated other comprehensive income into net income. ASU 2013-02 is effective for annual and interim periods beginning after December 15, 2012. This guidance was adopted by the Company effective January 1, 2013, and did not have a significant impact on the Company’s financial statements.

In March 2013, the FASB issued ASU 2013-05 “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” ASU 2013-05 addresses the accounting for the cumulative translation adjustment when a parent either sells part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. For public entities, the ASU is effective prospectively for fiscal years, and interim periods, within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption of ASU 2013-05 is not expected to have a material impact on the Company’s financial statements.

In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." ASU 2013-11 provides guidance on the presentation of unrecognized tax benefits related to any disallowed portion of net operating loss carryforwards, similar tax losses, or tax credit carryforwards, if they exist. ASU 2013-11 is effective for fiscal years beginning after December 15, 2013. The adoption of ASU 2013-11 is not expected to have a material impact on the Company’s financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE

The Company accrues an allowance for bad debts related to our receivables. The receivable and allowance balances at December 31, 2012 and 2011 were as follows:

	December 31,
	2012	2011
Accounts receivable	$1,712,390	$787,698
Less: allowance for doubtful accounts	(45,067)	(7,388)
	$1,667,323	$780,310

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. After evaluating the collectability of individual receivable balances, the Company increased the allowance for doubtful accounts in the amount of $37,605 and $7,271 for the years ended December 31, 2012 and 2011, respectively.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – INVENTORIES

At December 31, 2012 and 2011, inventories consisted of the following:

	December 31,
	2012	2011
Raw materials	$41,914	$38,963
Work in process	233,242	107,273
Finished goods	782,428	865,987
	1,057,584	1,012,223
Less: reserve for obsolete inventory	-	-
	$1,057,584	$1,012,223

For the years ended December 31, 2012 and 2011, the Company did not make any reserve for obsolete inventory.

NOTE 5 – OTHER RECEIVABLES

At December 31, 2012 and 2011, the Company reported other receivables of $93,971 and $1,053,614, respectively, including an allowance for doubtful receivables of $11,457 and $9,940.

The balances of other receivables as of December 31, 2012 and 2011 included the following:

	December 31,
	2012	2011
Deposits to supermarkets	$79,419	$950,188
Loan receivables	-	70,809
Travel advances to employees	22,648	6,515
Others	3,361	36,042
	105,428	1,063,554
Less: allowance for doubtful accounts	(11,457)	(9,940)
	$93,971	$1,053,614

The Company reviews the other receivables on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. After evaluating the collectability of individual receivable balances, the Company increased the allowance for doubtful accounts in the amount of $1,436 and $9,782 for the years ended December 31, 2012 and 2011.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 6 – PLANT AND EQUIPMENT

Plant and equipment at December 31, 2012 and 2011 consisted of:

		December 31,
	Useful Life	2012	2011
Buildings	20 years	$6,591,416	$6,039,475
Operating equipment	4 to 10 years	3,273,355	3,030,119
Office equipment	5 years	73,774	65,490
Vehicles	5 to 8 years	340,520	323,206
		10,279,065	9,458,290
Less: accumulated depreciation		(2,869,963)	(2,136,590)
		$7,409,102	$7,321,700

For the years ended December 31, 2012 and 2011, depreciation expense amounted to $715,751 and $585,477, respectively. Depreciation is not taken during the period of construction or equipment installation. Upon completion of the installation of manufacturing equipment or any construction in progress, construction in progress balances will be classified to their respective property and equipment category.

NOTE 7 – INTANGIBLE ASSETS

There is no private ownership of land in China. Land is owned by the government and the government grants land use rights for specified terms. The Company’s land use right has a term of 50 years and expires on March 15, 2057. The Company amortizes the land use rights over the term of the respective land use right. For the years ended December 31, 2012 and 2011, amortization of land use rights amounted to $79,322 and $80,186, respectively. At December 31, 2012 and 2011, intangible assets consisted of the following:

		December 31,
	Useful Life	2012	2011
Land use rights	50 years	$3,967,561	$3,935,583
Others	1 year	6,059	6,010
		3,973,620	3,941,593
Less: accumulated depreciation		(468,941)	(386,450)
		$3,504,679	$3,555,143

The estimated amortization expense of intangible assets over each of the next five years and thereafter will be $77,467.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – LOANS PAYABLE

Short-term Loans

Short-term bank loan represents an amount due to a bank that is due within one year. This loan can be renewed with the bank upon maturity. At December 31, 2012 and 2011, short-term bank loans consisted of the following:

	December 31,
	2012	2011
Loan payable to Laifeng Credit Guarantee Corp., annual interest rate of 9.72%, due by January 14, 2013 with no collateral or guarantee provided.	$190,443	$-
Loan payable to Laifeng Credit Guarantee Corp., annual interest rate of 9.72%, due by March 19, 2013 with no collateral or guarantee provided.	555,459	-
Loan payable to Laifeng Credit Guarantee Corp., annual interest rate of 9.72%, due by March 26, 2013 with no collateral or guarantee provided.	555,459	-
Loan payable to Agricultural Development Bank of China, annual interest rate of 6%, due by December 20, 2013, guaranteed by Enshi Zhou Nongfa Credit Guarantee Co., Ltd.	793,512	-
Loan payable to Agricultural Development Bank of China, annual interest rate of 6.56%, due by January 10, 2013, guaranteed by the shareholders.	793,512	-
Loan payable to Agricultural Development Bank of China, annual interest rate of 6%, due by September 19, 2013 with buildings as collateral.	3,174,049	-
Loan payable to Bank of China, annual interest rate of 6.56%, due by October 25, 2012 with buildings and loand use rights provided by the shareholders as collateral.	-	4,722,699
Loan payable to Laifeng Credit Guarantee Corp., annual interest rate of 9.72%, due by February 15, 2012 with no collateral and guarantee provided.	-	1,180,675
Loan payable to Laifeng Credit Guarantee Corp., annual interest rate of 9.72%, due by March 20, 2012 with no collateral and guarantee provided.	-	550,982
Loan payable to Laifeng Credit Guarantee Corp., annual interest rate of 9.72%, due by May 22, 2012 with no collateral and guarantee provided.	-	188,908
Loan payable to Agricultural Development Bank of China, annual interest rate of 6.56%, due by September 13, 2012 with buildings and land use rights provided by Laifeng Anpulo Yunxing Transportation Co., Ltd. as collateral.	-	3,116,981
Loan payable to Enshi Guarantee Co., Ltd., annual interest rate of 9.72%, due on demand with no collateral and guarantee provided.	-	98,390
Loan payable to Industrial and Commercial Bank of China, annual interest rate of 6.56%, due by October 7, 2012 with buildings and land use rights provided by Laifeng Anpulo Yunxing Transportation Co., Ltd. as collateral.	-	1,038,993

	$6,062,434	$10,897,628

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

Long-term Loans

Long-term bank loan represents an amount due to a bank that is due more than one year. At December 31, 2012 and 2011, long-term bank loans consisted of the following:

	December 31,
	2012	2011
Loan payable to Bank of China, annual interest rate of 6%, due by November 5, 2014, guaranteed by the shareholders.	$4,443,669	$-
Loan payable to Industrial and Commercial Bank of China, annual interest rate of 6%, due by August 24, 2014 with buildings and land use rights provided by Laifeng Anpulo Yunxing Transportation Co., Ltd. as collateral.	1,333,100	-
Loan payable to Industrial and Commercial Bank of China, annual interest rate of 6%, due by October 1, 2014 with buildings and land use rights provided by Laifeng Anpulo Yunxing Transportation Co., Ltd. as collateral.	1,047,436	-
	$6,824,205	$-

NOTE 9 – CONCENTRATIONS

Customers

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the years ended December 31, 2012 and 2011.

	Years Ended December 31,
Customers	2012	2011
A	21%	27%

Suppliers

No supplier accounted for 10% or more of the Company’s purchases during the years ended December 31, 2012 and 2011.

NOTE 10 – SUBSIDY INCOME

The Company received subsidies of $942,095 and $595,416 from the local government during the years ended December 31, 2012 and 2011, respectively, for recurring subsidies to slaughtering companies and companies operating in poverty and minority area.

NOTE 11 – SUBSEQUENT EVENT

On September 22, 2013, the Company entered into an entrusted management agreement with Anpulo International Ltd.’s wholly owned subsidiary, Guangxiang Investment Consulting (Shanghai) Co., Ltd. (“Guangxiang”), which provides that Guangxiang will be entitled to the full guarantee for the performance of such entrusted management agreement entered into by the Company. Anpulo International Ltd. (“Anpulo International”) was incorporated in Hong Kong, People’s Republic of China (“PRC”) on May 30, 2012. Other than the equity interest in Guangxiang, Anpulo International does not own any assets or conduct any operations. Guangxiang is also entitled to receive the residual return of the Company.  As a result of the agreement, Guangxiang will absorb 100% of the expected gains or losses of the Company, which results in Guangxiang being the primary beneficiary of the Company.

Guangxiang also entered into a pledge of equity agreement with the principal shareholders of the Company (the “Principal Shareholders”), who pledged all their equity interest in the entity to Guangxiang. The pledge of equity agreement, which were entered into by each Principal Shareholder, pledged each of the Principal Shareholders’ equity interest in the Company as a guarantee for the entrustment payment under the Entrusted Management Agreements.

In addition, Guangxiang entered into an option agreement to acquire the Principal Shareholders’ equity interest in these entities if or when permitted by the PRC laws.

LAIFENG ANPULO (GROUP) FOOD DEVELOPMENT CO., LTD.
NOTES TO FINANCIAL STATEMENTS

Based on these exclusive agreements, the Company will be treated as a variable interest entity (“VIE”) of  Anpulo International as required by generally accepted accounting principles in the United States (“US GAAP”), because Anpulo Anpulo International is the primary beneficiary of the VIE. The profits and losses of the Company are allocated based upon the Entrusted Management Agreement.

On September 22, 2013, Anpulo Food Inc. (“Anpulo”) a company incorporated in British Virgin Islands entered into a Share Exchange Agreement (the “Exchange Agreement”) with Anpulo International. Pursuant to the terms of the Exchange Agreement, the shareholders of Anpulo International transferred to Anpulo all of the Anpulo International Shares in exchange for the issuance of 122,900,000 shares of Anpulo’s common shares (the “Share Exchange”). As a result of the Share Exchange, Anpulo International became a wholly-owned subsidiary of Anpulo and the shareholders of Anpulo International acquired approximately 99.92% of Anpulo’s issued and outstanding common shares.

The effect of the Share Exchange is such that effectively a reorganization of the entities has occurred for accounting purposes and is deemed to be a reverse acquisition. Subsequent to the Share Exchange the financial statements presented are those of a combined Anpulo International and its subsidiaries, including its VIE, Laifeng Anpulo, as if the Share Exchange had been in effect retroactively for all periods presented. As previously noted the “Company” for financial statement purposes was the consolidation of Anpulo International, Guangxiang and Laifeng Anpulo. Subsequent to the Share Exchange the “Company” is referred to as the consolidation of Anpulo International, Guangxiang, Laifeng Anpulo and Anpulo, with Anpulo as the legal acquirer in Share Exchange, and subsequent to the Share Exchange the parent company of the consolidated entity.

Anpulo Food Inc. and Laifeng Anpulo (Group) Food Development Co., Ltd.
Pro Forma Combined Balance Sheets
As of June 30, 2013
(Unaudited)

	Laifeng Anpulo (Group) Food		Anpulo International
	Development	Anpulo	and		Pro Forma	Pro Forma
	Co., Ltd.	Food Inc.	Guangxiang		Adjustments	Combined
ASSETS			(*)
Current Assets:
Cash and cash equivalents	$1,515,043	$-	$-		$-	$1,515,043
Investment - held for trading	32,580	-	-		-	32,580
Accounts receivable	1,610,161	-	-		-	1,610,161
Inventories	1,048,056	-	-		-	1,048,056
Advances to suppliers	348,577	-	-		-	348,577
Prepaid expenses	20,249	-	-		-	20,249
Due from related party	-	-	-		-	-
Other receivables	2,497,496	-	-		-	2,497,496
Other current assets	576,773	-	-		-	576,773
Total Current Assets	7,648,935	-	-		-	7,648,935

Plant and equipment, net of accumulated depreciation	7,557,408	-	-		-	7,557,408
Construction in progress	988,631	-	-		-	988,631
Intangible assets, net	3,536,793	-	-		-	3,536,793

Total Assets	$19,731,767	$-	$-		$-	$19,731,767

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short-term loans	$7,483,963	$-	$-		$-	$7,483,963
Accounts payable and accrued payables	330,054	4,172	-		-	334,226
Advances from customers	66,894	-	-		-	66,894
Other payables	201,069	-	-		-	201,069
Due to related party	38,782	-	-		-	38,782
Total Current Liabilities	8,120,762	4,172	-		-	8,124,934

Long-term loans	6,965,593	-	-		-	6,965,593
Total Liabilities	15,086,355	4,172	-		-	15,090,527

Shareholders' Equity:
Preferred stock, par value $0.001, 500,000,000 shares authorized; 90,000,000 shares issued and outstanding as of June 30, 2013	-	90,000	-	(a)	(90,000)	-
Common stock, par value $0.001, 1,000,000,000 shares authorized; 100,000 shares issued and outstanding as of June 30, 2013	-	100	-	(a)	122,900	123,000
Paid in capital	5,637,499	-	-	(b)	(5,637,499)	-
Additional paid-in capital	-	21,813	-	(a), (b)	5,513,852	5,535,665
Subscription receivable	-	(25,338)	-		-	(25,338)
Acumulated deficits	(1,814,366)	(90,747)	-	(b)	90,747	(1,814,366)
Accumulated other comprehensive income	822,279	-	-		-	822,279
Total Shareholders' Equity	4,645,412	(4,172)	-		-	4,641,240
Total Liabilities and Shareholders' Equity	$19,731,767	$-	$-		$-	$19,731,767

(*): The balance sheets of Anpulo International and Guangxiang are presented as one combined entity for pro forma purposes as these are essentially non-operating holding companies with minimal assets, liabilities and equity.

See notes to combined pro forma financial statements

Anpulo Food Inc. and Laifeng Anpulo (Group) Food Development Co., Ltd.
Pro Forma Combined Statements of Operations and Comprehensive Income
For the Six Months Ended June 30, 2013
(Unaudited)

	Laifeng Anpulo (Group) Food		Anpulo International
	Development	Anpulo	and		Pro Forma	Pro Forma
	Co., Ltd.	Food Inc.	Guangxiang		Adjustments	Combined
			(*)

Sales	$8,772,014	$-	$-		$-	$8,772,014
Cost of goods sold	7,062,253	-	-		-	7,062,253
Gross profit	1,709,761	-	-		-	1,709,761

Operating expenses:
General and administrative expenses	1,002,817	45,367	-		-	1,016,016
Selling expenses	1,049,752	-	-		-	1,049,752
Total operating expenses	2,052,569	45,367	-		-	2,065,768

Income (loss) from operations	(342,808)	(45,367)	-		-	(356,007)

Other income (expense):
Interest expense	(417,965)	-	-		-	(417,965)
Subsidy income	117,509	-	-		-	117,509
Other income (expense)	21,713	-	-		-	21,713
Total other income (expense)	(278,743)	-	-		-	(278,743)

Income (loss) before income taxes	(621,551)	(45,367)	-		-	(634,750)

Income taxes	-	-	-		-	-
Net income (loss)	(621,551)	(45,367)	-		-	(634,750)

Other comprehensive income:
Unrealized foreign currency translation adjustment, net of tax	100,370	-	-		-	100,370

Comprehensive income (loss)	$(521,181)	$(45,367)	$-		$-	$(534,380)

Net income (loss) per common share:
Basic		$(0.10)				$(0.01)
Diluted		$(0.10)				$(0.01)

Weighted average number of shares outstanding
Basic		100,000		(c)	122,900,000	123,000,000
Diluted		100,000		(c)	122,900,000	123,000,000

See notes to combined pro forma financial statements

15,500,000 SHARES OF ORDINARY SHARES

ANPULO FOOD, INC.

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL ORDINARY SHARES AND IS NOT SOLICITING AN OFFER TO BUY ORDINARY SHARES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Until _____________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Date of This Prospectus is October 30, 2013

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$400
Transfer Agent Fees	$0
Accounting fees and expenses	$30,000
Legal fees and expense	$45,000
Blue Sky fees and expenses	$0
Miscellaneous	$0
Total	$75,400

All amounts are estimates other than the Commission’s registration fee. We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the initial shareholders. The initial shareholders, however, will pay any other expenses incurred in initial selling of their ordinary shares, including any brokerage commissions or costs of sale.

Item 14. Indemnification of Directors and Officers

Our directors and officers are indemnified as provided by the British Virgin Islands corporate law and our memorandum of association and articles of association. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

Item 15. Recent Sales of Unregistered Securities

The following sets forth the issuance of unregistered securities by the registrant for the past three years.

Reverse Acquisition

On October 30, 2013, we issued an aggregate of 122,900,000 restricted ordinary shares to the shareholders of Anpulo HK, in exchange for all of the outstanding shares of Anpulo HK.

Issuances of shares to the shareholders of Anpulo HK were not registered under the Securities Act. Such issuance of securities was exempt from registration pursuant to Regulation S promulgated by the SEC under the Securities Act (“Regulation S”). The Company made the determination based upon the factors that such shareholders were not “U.S. Person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, that such shareholders were acquiring our securities, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the shareholders understood that the shares of our securities may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Item 16. Exhibits and Financial Statement Schedules

EXHIBIT NUMBER	DESCRIPTION
2.1	Share Exchange Agreement dated October 30, 2013
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Form 10 filed with the Securities and Exchange Commission on December 10, 2010, as amended.)
3.2	Certificate of Continuation
3.3	Memorandum of Association and Articles of Association
5.1	Opinion of Conyers Dill & Pearman*
10.1	Equity Pledge Agreement dated September 22, 2013
10.2	Shareholders’ Voting Proxy Agreement dated September 22, 2013
10.3	Exclusive Option Agreement dated September 22, 2013
10.4	Entrusted Management Agreement dated September 22, 2013
16.1	Letter from Keith K. Zhen, CPA
23.1	Consent of HHC
23.2	Consent of Counsel (included in Exhibit 5.1 hereto)*

* To be filed by amendment.

Item 17. Undertakings

(A) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Anpulo Food, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the County of Laifeng, Hubei Province, China, on October 30, 2013.

Anpulo Food, Inc.

	By:	/s/ Wenping Luo
Wenping Luo
October 30, 2013		President, Chief Executive Officer and Chief Financial Officer

In accordance with the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Wenping Luo	President, Chief Executive Officer,	October 30, 2013
Wenping Luo	Chief Financial Officer and Sole Director
(Principal executive officer, principal financial officer, and principal accounting officer)